FY12
Annual Report









belk
MODERN. SOUTHERN. STYLE.

Belk, Inc.

directors *and* officers

DIRECTORS

Thomas M. Belk, Jr.
Chairman and
Chief Executive Officer

John R. Belk
President and
Chief Operating Officer

H .W. McKay Belk
Managing Director
HWMB Advisors, LLC

Erskine B. Bowles
President Emeritus
University of North Carolina

Jerri L. DeVard
Executive Vice President of
Marketing
Nokia

Elizabeth Valk Long
Retired
Executive Vice President
Time Inc.

Thomas C. Nelson
Chairman and
Chief Executive Officer
National Gypsum Company

John R. Thompson
Senior Vice President and
General Manager
BestBuy.com

John L. Townsend, III
Managing Partner and
Chief Operating Officer
Tiger Management LLC

Honorary Director

Sarah Belk Gambrell

EXECUTIVE OFFICERS

Thomas M. Belk, Jr.
Chairman and
Chief Executive Officer

John R. Belk
President and
Chief Operating Officer

Kathryn Bufano
President and
Chief Merchandising Officer

Ralph A. Pitts
Executive Vice President,
General Counsel and Secretary

Brian T. Marley
Executive Vice President
and Chief Financial Officer



belk
MODERN. SOUTHERN. STYLE.

To Belk Stockholders:

Our distinctive new brand, as well as major investments we are making in key strategic initiatives, helped produce outstanding results for the Company in fiscal year 2012 which position us for continued growth and success. Our results indicate that more customers than ever are responding favorably to the promise of Modern. Southern. Style. in our stores and at belk.com, and to the friendly, hospitable service that has long been a hallmark of Belk.

Financial highlights of fiscal year 2012 include:

- Total sales increased 5.3 percent to $3.7 billion compared to the prior year. We led our key department store competitors in comparable store sales growth for the second consecutive year with a 5.5 percent increase. We also marked the eighth consecutive quarter of year-over-year increases in comparable store sales. The growth last year was driven largely by the execution of key strategic initiatives fueled by our investments in merchandising, rebranding, eCommerce, store remodels and customer service improvements.

Belk, Inc. Sales
FY2010 – FY2012


$3.3B
$3.5B
$3.7B
FY2010
FY2011
FY2012

- Net income increased 43.5 percent from $127.6 million to $183.1 million compared to the prior year. The increase was largely a result of higher sales and improved margin, expense leverage, and the release of a deferred tax valuation allowance. Net income excluding non-comparable items for the year increased 27 percent to $162.3 million compared to the prior year. A detailed reconciliation of net income to net income excluding non-comparable items is included on page 9 of this annual report.

Belk, Inc. Net Income
FY2010 – FY2012


$67M
$128M
$183M
FY2010
FY2011
FY2012

- We maintained a strong balance sheet with over $450 million in cash at year end.
- The Company's Board of Directors declared a regular dividend of $0.75 per share for stockholders of record on March 28, 2012 and authorized a stock repurchase of up to 2,450,000 shares of the Company's common stock at a price of $40.80 per share.

Exceeding our key competitors in comparable store sales growth for the second consecutive year is an unprecedented accomplishment for Belk which sends a strong message to customers, vendors and competitors that the Company is a leader in our markets and the entire retail industry. We are extremely grateful to our team of more than 23,000 associates who are building a stronger Belk through their efforts and commitment.

INVESTING IN BELK FOR THE FUTURE

We made progress on many fronts last year as we pushed ahead with major investments in key strategic initiatives that are strengthening our business capabilities and providing a solid foundation for sustained growth and profitability. Over a five-year period that began in fiscal year 2011, we are investing approximately $600 million in a number of key strategic initiatives described briefly in this letter.

Store Improvements

Keeping stores modern and attractive and providing a compelling shopping experience for customers is a top priority at Belk. To this end, the Company is investing $270 million in store improvements over a three-year period that began last year. The projects include new store openings, expansions and remodels of existing stores, expansions and remodels of key merchandise departments, and the rollout of new merchandising concepts in targeted demand centers.

Last year, we opened one new store to replace an existing store in Corinth, MS, expanded and renovated three stores and completed major remodels in seven stores. In addition, we completed shoe department expansion and remodeling projects in 32 stores along with fashion jewelry department remodeling projects in 56 stores. We want to strengthen our position as a destination for shoes, and we are working on increasing our shoe department size from an overall average of 6.5 percent to almost 10 percent of total store selling space.

This year, Belk will invest approximately $75 million for expansion and remodeling projects in 29 stores. Two stores will be relocated into new store buildings, four stores will be expanded and remodeled, 13 stores will be remodeled, and shoe departments and fashion jewelry departments will be expanded and remodeled in 10 stores.

Information Technology

We are investing approximately $210 million in information technology over a five-year period that began last year to rebuild or replace core systems and technology, and to deliver new business capabilities to enhance the Company's growth and profitability. Key systems initiatives include the launch of an enterprise solution to support our strategic merchandising and retail technology programs, significant enhancements to the belk.com website and its fulfillment capabilities, the implementation of a new data warehouse and several store technology infrastructure improvement projects. These efforts will support a critical long-term strategic goal for Belk to deliver a seamless omni-channel shopping experience for customers that reaches across our stores, belk.com, mobile devices and social media. Ultimately, we want to give our customer the opportunity to shop with us where she wants, when she wants and in the way that she wants.

The changes we are making in technology will provide a strong and stable foundation from which all software applications will interconnect, share common information and work together. As a result, associates can be more efficient and effective in their roles, whether they are merchants, financial analysts, store managers, marketers, belk.com customer service representatives or sales associates assisting customers at the point of sale. Our innovative new systems and processes will provide improved decision making tools that allow management to react quickly to changing sales trends, improve merchandise mix, distribute merchandise based on individual market needs and manage inventory levels based on customer demand.

eCommerce

More and more customers both from within and outside of our store market area are shopping at belk.com as a result of the exciting changes and enhancements being made to our growing eCommerce business. belk.com contributed $72 million in sales last year, a 108 percent increase over the prior year, and sales continue to grow at a rapid pace. These results were made possible by systems improvements, expansion of merchandise assortments, online shop enhancements, increased interactive marketing and implementation of new social community engagement strategies.

We plan to invest approximately $53 million in eCommerce over a four-year period that began last year to create a new systems platform and functionality enhancements to make shopping online at belk.com easier and more engaging. We are investing $4.5 million to open a new 515,000-square-foot eCommerce fulfillment center in Jonesville, SC that is expected to begin operating in June 2012 and will generate 124 new jobs over the next five years. The center is in addition to the current 259,000-square-foot Belk eCommerce fulfillment center in Pineville, NC.

Merchandise Planning and Processes

Our Company's merchandising and planning organization, along with the processes and systems that drive Belk's business, are undergoing fundamental changes with the goal of creating world class, industry-leading business capabilities that will strengthen our competitiveness and propel our growth.

The first phase of this transformational initiative was Project IMPACT (Improving Merchandising, Planning, Allocation, Core Processes and Tools), which involved a major restructuring of our merchandising and planning organization and the development of sophisticated planning processes and tools. Forty additional planners were hired and 59 buyer/planner teams were formed and trained to work in a collaborative environment where they plan, purchase and travel to market together to build stronger merchandise assortments tailored to the fashion wants and needs of our customers market by market.

Last year, Project IMPACT transitioned into Project SMART (Strategic Merchandising and Retail Technology), which involves a total upgrade of our systems and technology infrastructure over the next four years, including a new core transactional system, a new suite of merchandising tools, a new data warehouse, a new point-of-sale register system and a new eCommerce platform system. The installation of a new Oracle enterprise system will provide integrated capabilities for Belk with innovative, best-of-industry merchandising practices and solutions, including purchasing, planning, allocation, replenishment, demand forecasting, pricing and promotion, merchandising financial planning, and size optimization.

Private Brands

Belk private brands are a key differentiator for Belk and also represent one of the fastest growing areas of our business in terms of total sales and margin results. Two new private brand labels debuted last year — Via Neroli ladies shoes and a ND Weekend line of ladies casual and modern sportswear — and we launched a line of jewelry and accessories under our Red Camel label. Women's apparel, home goods, kids, jewelry and handbags were among the private brands demand centers producing the largest sales and margin growth last year.

Two additional new brands — Black Brown 1826, a line of modern men's sportswear offered in partnership with designer Joseph Abboud and Lord & Taylor; and Islander, a new modern, Southern brand for men inspired by the casual island and coastal lifestyle so prevalent in Belk markets — launched in Belk stores in Spring 2012.

Advertising, Marketing and Branding

Our rebranding in the Fall of fiscal year 2011 established a modern new look and personality for Belk, and feedback received from both store and belk.com customers through calls, letters, emails and Belk Facebook page comments has been overwhelmingly positive.

Last year, we continued to build our brand through increased advertising that included high impact television commercials and direct mail advertising that reflect our brand image and communicate the latest and best fashion and value offerings at Belk. Our advertising mix also contained increased web advertising and social media campaigns aimed at engaging customers and attracting them to shop in our stores and at belk.com.

A highlight of last year's marketing and branding efforts was Belk's debut as title sponsor of the annual college football bowl held in December 2011 at Bank of America Stadium in Charlotte. More than 58,000 football fans attended the inaugural Belk Bowl game between teams from North Carolina State University and the University of Louisville, which was televised nationally on ESPN. Game day belk.com sales were up 92 percent with states outside our footprint accounting for 22 percent of total eCommerce sales versus an average of 10 percent.

Revitalizing Our Customer Care

A founding principle of our business since it began nearly 125 years ago has been to consistently satisfy our customers' shopping and service needs to win their trust and loyalty. This principle is more important than ever in today's crowded retail landscape as we seek to differentiate Belk from our competitors.

Launch of the Revitalizing Our Customer Care initiative in stores last year marks the beginning of comprehensive changes in how we operate and manage our stores. The ultimate goal is to build a strong service and sales culture that will focus the time, energy and resources of store associates on providing superior service. We want to create a more compelling shopping experience for customers with each visit.

The 36-month initiative is aimed at fostering a dynamic selling environment by reducing or eliminating non-selling tasks. We are initiating new standards and training to improve in-store support processes such as moving in-bound merchandise from the loading dock to the sales floor in a timely manner, execution of markdowns and sales setups, and marked out of stock processes. We are also implementing a new merit-based compensation plan for store associates, a new store organization structure that includes the addition of an operations team manager in each store and realigned responsibilities and new titles for store management, and a new workforce management and scheduling system.

We are conducting research studies in select stores involving thousands of customer observations and interviews, and dozens of interviews with store managers and associates, to assess current customer service performance and better understand behaviors that drive sales and enhance service. Research findings will be used to help us reinvigorate the service culture of our stores by developing our associates' customer service and selling skills and behaviors, and strategically investing payroll to drive customer service excellence.

Strategic Sourcing

The strategic sourcing program launched in fiscal year 2011 produced significant expense savings for Belk and a boost to the bottom line last year. The centralized procurement function delivered $13.8 million in expense, margin and capital expenditure savings, and Belk achieved a lift in cash flow of nearly $10 million as a result of improved payment terms. These savings were achieved through a new strategic sourcing group that defines sourcing, contracting and deal approval processes. Standard Belk contract templates were also developed and institutionalized to mitigate supplier risk. Additionally, our supplier base was upgraded and optimized by creating stronger, more innovative and strategic relationships with key vendors.

PROMOTING A HIGH PERFORMANCE CULTURE AT BELK

To win in the marketplace, we must first win in the workplace. Being committed to the success of our associates goes beyond ensuring strong job performance. We need to support our associates through continuous feedback, coaching and an environment of encouragement and trust. We want to build a culture where all associates feel they have a voice. That's what our new Associate Engagement Program is all about.

We have engaged Gallup to assist us in developing a new associate engagement process to gather feedback and use it to foster a strong culture throughout Belk. The new Associate Engagement survey, called "Belk in Touch," will be conducted company-wide in Spring 2012 and is designed to better determine our associates' specific likes and dislikes about their jobs and company. The findings will be used to identify workplace issues and opportunities that will be addressed through action plans designed to improve the quality of our workplace.

Other key human resources initiatives recently completed or that are underway at Belk include installation of a new Talent Management System; enhancements to our management succession planning process; a new, more simplified performance appraisal process; targeted efforts to improve the rate of internal promotions and appointments to fill new and open positions; and a new Leadership, Engagement, Acceleration and Development program (LEAD) for future leaders.

Belk also continues its commitment to diversity and inclusion. There is no better way to strengthen our talent base and gain a broad range of ideas and viewpoints that help us meet the needs of our customers and associates. We will continue to improve the way we reflect our culture so that we attract diverse candidates when filling positions. We also need to cast a wider recruiting net to include a more diverse pool of candidates. We have made progress in strengthening the diversity of the Company. The number of diverse managers at Belk has grown from 8.9 percent of total managers in 2005 to 18.1 percent today.

As our markets become increasingly more diverse, we have greater opportunities to hire people from a variety of different backgrounds and cultures. We are reaching out to a number of culturally diverse organizations, schools and universities to help position ourselves as a diverse company. We are also working hard to reflect our inclusive culture in our advertising, associate communications, marketing materials and in the shopping environment. Attracting diverse associates, and making everyone feel included, is paramount to having a winning work climate and making Belk a great place to work.

INNOVATION

Another important way that we are changing to meet the demands of the future has to do with creating a culture of innovation. Improving the ways we learn, adapt to changes and take risks are all opportunities that we intend to address. With technology rapidly changing the way customers shop, it is imperative for Belk to encourage innovation throughout the Company and seek ways to improve how we create, collaborate and share ideas. Creating a work environment that allows and expects managers and associates to produce and execute innovative ideas is paramount to evolving and growing our business model.

This year, we formed an Innovation Committee to guide our innovation efforts and begin developing plans and strategies. Examples of actions taken thus far include conducting a series of Lunch & Learn programs on innovation at the corporate office, adding innovation awards to our annual recognition program, including recognition of innovation in major corporate meetings, adding innovation to our training curriculum, including innovative behaviors in our leadership profile, and benchmarking with other companies to learn best practices for fostering innovation.

COMMUNITY OUTREACH

Community involvement and philanthropy have been part of Belk's DNA since our founding in 1888, and they continue to be part of our core values today. Our Company, associates, customers and vendors contributed more than $18.3 million to local communities in fiscal year 2012. Of the total amount, Belk corporate dollars funded $5.1 million to over 200 nonprofit organizations, with a focus on education, breast cancer research and awareness, and community strengthening. The remainder of the funding includes associate, vendor and customer dollars raised in Belk-led charitable initiatives, including Belk Charity Sale.

Key gifts made during fiscal 2012 included:

- More than $10 million to over 7,800 local charities through Belk's semi-annual Charity Sale.
- $1 million to Susan G. Komen for the Cure®, which includes corporate, associate and customer dollars and is the second year payment of a three-year, $3 million commitment to fund breast cancer research and awareness efforts across Belk's 16-state market area.
- More than $800,000, including corporate, associate, vendor and customer dollars, in disaster relief funding to help Tuscaloosa, AL and other communities in the Southeast rebuild after the April 2011 storms.
- Over $700,000, including corporate and associate dollars, to local United Way chapters in Belk markets.

Key gifts funded directly by Belk, Inc. included:

- $1 million gift over five years to fund The Belk Boutique at the Duke Cancer Center in Durham, NC, which will provide hats, scarves, cosmetics and more to cancer patients.
- $750,000 to The Belk Foundation to assist in its efforts to ensure all students receive a quality public education.
- $350,000 to the Breast Cancer Research Foundation, $250,000 of which funded a grant at the UNC Lineberger Comprehensive Cancer Center in Chapel Hill, NC.

- $200,000 sponsorship over two years of Major League Baseball's Civil Rights Game in Atlanta, GA.
- $50,000 to support the Central Intercollegiate Athletic Association (CIAA) Scholarship Fund.

Additionally, we supported numerous store fundraising events and fashion shows to benefit deserving charities in dozens of Belk communities.

SUSTAINABILITY

Sustainability is all about caring for our community. That is what makes it an integral part of our corporate values. Acting responsibly in our business practices includes protecting and preserving the world around us. Our initiatives include a company-wide recycling program, increased energy efficiency, more sustainable store construction, reduced use of product packaging materials and use of solar energy at corporate office and store locations. We are also engaging with Business for Social Responsibility (BSR) to measure and reduce our carbon footprint.

A FUTURE OF PROMISE

The fact that we approach the advent of our 125th anniversary in a position of solid financial strength and strong forward momentum is a testament to our unique organization and the remarkable group of people who make its success possible.

To our stockholders, and to our customers, associates and the communities we serve, please know that you have my deepest thanks. I am so proud to be a part of the Belk team. Our talented, devoted and determined managers and associates have, through their hard work and sacrifices, bought us to this point by demonstrating what it means to be relentless in caring for our customers.

On behalf of our management team, I also want to express my appreciation to the outstanding members of our Board of Directors whose constant guidance and counsel have contributed greatly to our growth and success.

I hope you share my excitement about your Company's performance last year and the many ways in which Belk associates are building on our rich past and growing financial success by continually changing and innovating in order to be the best at what they do to make our future even brighter.

Sincerely,

Thomas M. Belk, Jr.
Chairman of the Board and
Chief Executive Officer

BUSINESS OF THE COMPANY

Business Overview

Belk, Inc., together with its subsidiaries (collectively, the "Company" or "Belk"), is the largest privately owned mainline department store business in the United States, with 303 stores in 16 states, as of the fiscal year ended January 28, 2012. Located primarily in the southern United States, the Company generated revenues of $3.7 billion for the fiscal year 2012, and together with its predecessors, has been successfully operating department stores since 1888. Belk is committed to providing its customers a compelling shopping experience and merchandise that reflects "Modern. Southern. Style."

Belk stores seek to provide customers the convenience of one-stop shopping, with an appealing merchandise mix and extensive offerings of brands, styles, assortments and sizes. Belk stores sell top national brands of fashion apparel, shoes and accessories for women, men and children, as well as cosmetics, home furnishings, housewares, fine jewelry, gifts and other types of quality merchandise. The Company also sells exclusive private label brands, which offer customers differentiated merchandise selections. Larger Belk stores may include hair salons, spas, restaurants, optical centers and other amenities.

Although the Company operates 93 stores that exceed 100,000 square feet in size, the majority of Belk stores range in size from 60,000 to 100,000 square feet. Most of the Belk stores are anchor tenants in major regional malls or in open-air shopping centers in medium and smaller markets. In the aggregate, the Belk stores occupy approximately 22.8 million square feet of selling space.

Management of Belk's store operations is organized into three regional operating divisions, with offices in Raleigh, NC, Atlanta, GA and Birmingham, AL, respectively. Each unit is headed by a division chair and a director of stores. Division offices execute centralized initiatives at the individual stores, and their primary activities relate to providing management and support for the personnel, operations and maintenance of the Belk stores in their regions. These divisions are not considered segments for financial reporting purposes.

Belk Stores Services, Inc., a subsidiary of Belk, Inc., and its subsidiary Belk Administration Company, along with Belk International, Inc., a subsidiary of Belk, Inc., and its subsidiary, Belk Merchandising Company, LLC (collectively "BSS"), coordinate the operations of Belk stores on a company-wide basis. BSS provides a wide range of services to the Belk division offices and stores, such as merchandising, merchandise planning and allocation, advertising and sales promotion, information systems, human resources, public relations, accounting, real estate and store planning, credit, legal, tax, distribution and purchasing.

Business Strategy

Belk adopted a new mission and vision as part of its re-branding launch in the third quarter of fiscal year 2011. The mission is "to satisfy the modern Southern lifestyle like no one else, so that our customers get the fashion they desire and the value they deserve." The vision is "for the modern Southern woman to count on Belk first. For her, for her family, for life."

The Company seeks to maximize its sales opportunities by providing quality merchandise assortments of fashion goods that differentiate its stores from competitors. Belk merchants and buyers monitor fashion merchandising trends, shop domestic and international markets and leverage relationships with key vendors in order to provide the latest seasonal assortments of most-wanted styles and brands of merchandise. Through merchandise planning and allocation, the Company tailors its assortments to meet the particular needs of customers in each market. The Company conducts customer research and participates in market studies on an ongoing basis in order to obtain information and feedback from customers that will enable it to better understand their merchandise needs and service preferences.

The Company's marketing and sales promotion strategy seeks to attract customers to shop at Belk by keeping them informed of the latest fashion trends, merchandise offerings, and sales promotions through a combination of advertising and interactive media, including direct mail, circulars, broadcast, Internet, social media (including Facebook, Twitter and YouTube) and in-store special events. Belk uses its proprietary database to communicate directly to key customer constituencies with special offers designed to appeal to these specific audiences. The sales promotions are designed to promote attractive merchandise brands and styles at compelling price values with adequate inventories planned and allocated to ensure that stores will be in stock on featured merchandise.

Belk strives to attract and retain talented, well-qualified associates who provide a high level of friendly, personal service to enhance the customer's shopping experience. Belk associates are trained to be knowledgeable about the merchandise they sell, approach customers promptly, help when needed, and provide quick checkout. The Company desires to be an inclusive Company that embraces diversity among its associates, customers, and vendors. Its ongoing diversity program includes a number of company-wide initiatives aimed at increasing the diversity of its management and associate teams, increasing its spend with diverse vendors, creating awareness of diversity issues, and demonstrating the Company's respect for, and responsiveness to, the rapidly changing cultural and ethnic diversity in Belk markets.

Belk has also planned investments in key strategic initiatives totaling approximately $600 million over a five-year period that began in fiscal year 2011. The Company is investing in store remodels; eCommerce; information technology; branding, marketing and advertising; merchandise planning and processes; service improvements and improved sourcing practices.

Growth Strategy

The Company has focused its growth strategy in the last several years on remodeling and expanding existing stores, developing new merchandising concepts in targeted demand centers, and expanding its online capabilities. The Company will, however, continue to explore new store opportunities in markets where the Belk name and reputation are well known and where Belk can distinguish its stores from the competition. The Company will also consider closing stores in markets where more attractive locations become available or where the Company does not believe there is potential for long term growth and success. In addition, the Company periodically reviews and adjusts its space requirements to create greater operating efficiencies and convenience for the customer.

In fiscal 2012, the Company completed major remodel projects in seven stores, opened one new store as a replacement for an existing store and completed expansions of three stores. In addition, the Company also completed 56 shoe and jewelry department remodels. In fiscal year 2013, the Company plans to complete four store expansions and open two stores as replacements for existing stores. The Company also intends to continue remodeling existing stores and rolling out new merchandising concepts in targeted demand centers.

Net Income Excluding Non-Comparable Items

To provide clarity in measuring Belk's financial performance, Belk supplements the reporting of its consolidated financial information under generally accepted accounting principles (GAAP) with the non-GAAP financial measure of "net income excluding non-comparable items." Belk believes that "net income excluding non-comparable items" is a financial measure that emphasizes the company's core ongoing operations and enables investors to focus on period-over-period operating performance. It is among the primary indicators Belk uses in planning and operating the business and forecasting future periods, and Belk believes this measure is an important indicator of recurring operations because it excludes items that may not be indicative of or are unrelated to core operating results. Belk also excludes such items in connection with evaluating company performance in connection with its incentive compensation plans. In addition, this measure provides a better baseline for modeling future earnings expectations and makes it easier to compare Belk's results with other companies that operate in the same industry. Net income is the most directly comparable GAAP measure.

The non-GAAP measure of "net income excluding non-comparable items" should not be considered in isolation or as a substitute for GAAP net income. A detailed reconciliation of GAAP net income to net income excluding non-comparable items is set forth in the table below:

BELK, INC. AND SUBSIDIARIES
RECONCILIATION OF NET INCOME AND
NET INCOME EXCLUDING NON-COMPARABLE ITEMS
(unaudited)

	Fiscal Year Ended	
(millions)	**January 28, 2012**	**January 29, 2011**
Net income	$183.1	$127.6
Gain on sale of property and equipment, net of income tax	(2.3)	(4.2)
Asset impairment and exit costs, net of income tax	1.7	4.0
Release of deferred tax valuation allowance	(20.2)	—
Net income excluding non-comparable items	$162.3	$127.4

Where You Can Find More Information

The Company makes available free of charge through its website, www.belk.com, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after the Company files such material with, or furnishes it to, the U.S. Securities and Exchange Commission ("SEC").

BELK, INC.

FINANCIAL INFORMATION

SELECTED FINANCIAL DATA

The following selected financial data are derived from the consolidated financial statements of the Company.

	Fiscal Year Ended				
	January 28, 2012	January 29, 2011	January 30, 2010	January 31, 2009	February 2, 2008
	(in thousands, except per share amounts)				
SELECTED STATEMENT OF INCOME DATA:					
Revenues	$3,699,592	$3,513,275	$3,346,252	$3,499,423	$3,824,803
Cost of goods sold	2,461,515	2,353,536	2,271,925	2,430,332	2,636,888
Goodwill impairment	—	—	—	326,649	—
Depreciation and amortization expense	122,761	140,239	158,388	165,267	159,945
Operating income (loss)	300,910	245,981	147,441	(232,643)	198,117
Income (loss) before income taxes	250,098	195,871	97,190	(283,281)	138,644
Net income (loss)	183,148	127,628	67,136	(212,965)	95,740
Basic net income (loss) per share	4.04	2.72	1.39	(4.35)	1.92
Diluted net income (loss) per share	4.02	2.71	1.39	(4.35)	1.92
Cash dividends per share	0.550	0.800	0.200	0.400	0.400
SELECTED BALANCE SHEET DATA:					
Accounts receivable, net(1)	39,431	31,119	22,427	34,043	65,987
Merchandise inventory	887,029	808,503	775,342	828,497	932,777
Working capital	845,418	924,450	986,234	808,031	750,547
Total assets	2,514,216	2,389,631	2,582,575	2,503,588	2,851,315
Long-term debt and capital lease obligations	523,679	539,239	688,856	693,190	722,141
Stockholders' equity	1,236,230	1,156,272	1,094,295	1,032,027	1,388,726
SELECTED OPERATING DATA:					
Number of stores at end of period	303	305	305	307	303
Comparable store net revenue increase (decrease) (on a 52 versus 52 week basis)	5.5%	5.1%	(4.6)%	(8.7)%	(1.1)%

(1) The Company previously presented amounts due from vendors on a gross basis due to systems constraints and the lack of available information in fiscal year 2009 and prior. In fiscal years 2012, 2011, and 2010, the Company has presented amounts due from vendors on a net basis, and revised amounts presented in the fiscal year 2009 balance sheet for comparability purposes. This transaction caused a reduction in accounts receivable for fiscal years 2012, 2011, 2010 and 2009.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Belk, Inc., together with its subsidiaries (collectively, the "Company" or "Belk"), is the largest privately owned mainline department store business in the United States, with 303 stores in 16 states, primarily in the southern United States as of the end of fiscal year 2012. The Company generated revenues of $3.7 billion for the fiscal year ended January 28, 2012, and together with its predecessors, has been successfully operating department stores since 1888 by seeking to provide superior service and merchandise that meets customers' needs for fashion, value and quality.

The Company's fiscal year is a 52- or 53-week period ending on the Saturday closest to each January 31. Fiscal years 2012, 2011 and 2010 ended on January 28, 2012, January 29, 2011 and January 30, 2010, respectively.

The Company's total revenues increased 5.3% in fiscal year 2012 to $3.7 billion. Comparable store sales increased 5.5% as a result of effective execution of key strategic initiatives that included investments in merchandising, rebranding, eCommerce, store remodels and service improvements. Merchandising categories with the highest growth rate for the year included ladies shoes, children's and home. The Company calculates comparable store revenue as sales from stores that have reached the one-year anniversary of their opening as of the beginning of the fiscal year and eCommerce revenues, but excludes closed stores. Stores undergoing remodeling, expansion or relocation remain in the comparable store revenue calculation. Definitions and calculations of comparable store revenue differ among companies in the retail industry. Net income was $183.1 million or $4.04 per basic share and $4.02 per diluted share in fiscal year 2012 compared to net income of $127.6 million or $2.72 per basic share and $2.71 per diluted share in fiscal year 2011. The increase in net income reflects higher sales and improved margin, improved expense leverage and the release of a deferred tax valuation allowance.

Management believes that consumers will remain focused on value in fiscal year 2013. The Company intends to continue to be flexible in sales and inventory planning and in expense management in order to react to changes in consumer demand. The Company did experience mid-single digit increases in the merchandise costs of our goods during fiscal year 2012 resulting primarily from increased raw material costs, but also from increased labor and energy costs. The Company managed the effect of the cost increases through sourcing strategies, product design and pricing actions so that margins for fiscal year 2012 were not materially affected.

Belk stores seek to provide customers the convenience of one-stop shopping, with an appealing merchandise mix and extensive offerings of brands, styles, assortments and sizes. Belk stores sell top national brands of fashion apparel, shoes and accessories for women, men and children, as well as cosmetics, home furnishings, housewares, fine jewelry, gifts and other types of quality merchandise. The Company also sells exclusive private label brands, which offer customers differentiated merchandise selections. Larger Belk stores may include hair salons, spas, restaurants, optical centers and other amenities.

The Company seeks to be the leading department store in its markets by selling merchandise to customers that meet their needs for fashion, selection, value, quality and service. To achieve this goal, Belk's business strategy focuses on quality merchandise assortments, effective marketing and sales promotional strategies, attracting and retaining talented, well-qualified associates to deliver superior customer service, and operating efficiently with investments in information technology and process improvement.

The Company operates retail department stores in the highly competitive retail industry. Management believes that the principal competitive factors for retail department store operations include merchandise selection, quality, value, customer service and convenience. The Company believes its stores are strong competitors in all of these areas. The Company's primary competitors are traditional department stores, mass merchandisers, national apparel chains, individual specialty apparel stores and direct merchant firms, including J.C. Penney Company, Inc., Dillard's, Inc., Kohl's Corporation, Macy's, Inc., Sears Holding Corporation, Target Corporation and Wal-Mart Stores, Inc.

The Company has focused its growth strategy in the last several years on remodeling and expanding existing stores, developing new merchandising concepts in targeted demand centers, and expanding its online capabilities. The

Company will, however, continue to explore new store opportunities in markets where the Belk name and reputation are well known and where Belk can distinguish its stores from the competition. In fiscal year 2012, the net store selling square footage remained consistent due to three store closings, offset by one store opening and three store expansions.

eCommerce

The Company continues to grow its eCommerce business and expand capabilities on the belk.com website. The belk.com website features a wide assortment of fashion apparel, accessories and shoes, plus a large selection of cosmetics, home and gift merchandise. Many leading national brands are offered at belk.com along with the Company's exclusive private brands.

In fiscal year 2012, the Company strengthened its eCommerce business with systems improvements, expansion of merchandise assortments, increased multimedia marketing and implementation of new social community engagement strategies. The Company's 142,000 square foot eCommerce center in Pineville, NC was expanded by 117,000 square feet in the fourth quarter of fiscal year 2011. Additionally, in February 2012, the Company entered into a lease for a 515,000 square foot fulfillment center in Jonesville, SC, which is planned to begin operations in June 2012.

Results of Operations

The following table sets forth, for the periods indicated, the percentage relationship to revenues of certain items in the Company's consolidated statements of income and other pertinent financial and operating data.

	Fiscal Year Ended		
	January 28, 2012	January 29, 2011	January 30, 2010
SELECTED FINANCIAL DATA			
Revenues	100.0%	100.0%	100.0%
Cost of goods sold	66.5	67.0	67.9
Selling, general and administrative expenses	25.4	26.0	26.5
Gain on sale of property and equipment	0.1	0.2	0.1
Asset impairment and exit costs	0.1	0.2	1.2
Pension curtailment charge	—	—	0.1
Operating income	8.1	7.0	4.4
Interest expense	1.4	1.4	1.5
Income tax expense	1.8	1.9	0.9
Net income	5.0	3.6	2.0
SELECTED OPERATING DATA:			
Selling square footage (in thousands)	22,800	22,800	23,400
Store revenues per selling square foot	$ 162	$ 154	$ 143
Comparable store net revenue increase (decrease)	5.5%	5.1%	(4.6)%
Number of stores			
Opened	1	1	3
Combined stores	—	—	—
Closed	(3)	(1)	(5)
Total — end of period	303	305	305

The Company's store and eCommerce operations have been aggregated into one operating segment due to their similar economic characteristics, products, customers and methods of distribution. These operations are expected to continue to have similar characteristics and long-term financial performance in future periods.

The following table gives information regarding the percentage of revenues contributed by each merchandise area for each of the last three fiscal years. There were no material changes between fiscal years, as reflected in the table below.

Merchandise Areas	Fiscal Year 2012	Fiscal Year 2011	Fiscal Year 2010
Women's	34%	35%	36%
Cosmetics, Shoes and Accessories	34%	33%	33%
Men's	17%	17%	16%
Home	9%	9%	9%
Children's	6%	6%	6%
Total	100%	100%	100%

Comparison of Fiscal Years Ended January 28, 2012 and January 29, 2011

Revenues. In fiscal year 2012, the Company's revenues increased 5.3%, or $0.2 billion, to $3.7 billion from $3.5 billion in fiscal year 2011. The increase was primarily attributable to a 5.5% increase in revenues from comparable stores, partially offset by a $6.8 million decrease in revenues due to closed stores.

Cost of Goods Sold. Cost of goods sold was $2.5 billion, or 66.5% of revenues in fiscal year 2012 compared to $2.4 billion, or 67.0% of revenues in fiscal year 2011. The increase in cost of goods sold of $108.0 million was primarily due to the increase in revenues. The decrease in cost of goods sold as a percentage of revenues was primarily attributable to reduced markdown activity, as well as reduced occupancy costs due to the closure of three leased locations, coupled with increasing revenues.

Selling, General and Administrative Expenses. Selling, general and administrative expenses ("SG&A") were $938.0 million, or 25.4% of revenues in fiscal year 2012 compared to $914.1 million, or 26.0% of revenues for fiscal year 2011. The increase in SG&A expenses was primarily due to an increase in payroll, benefits, and advertising expense, partially offset by a reduction in depreciation expense for fiscal year 2012. The SG&A expense rate decreased due to the 5.5% increase in comparable store revenues combined with a decrease in depreciation expense, partially offset by an incremental increase in payroll and benefits expense as a percentage of revenues.

Gain on sale of property and equipment. Gain on sale of property and equipment was $3.1 million for fiscal year 2012 compared to $6.4 million for fiscal year 2011. The fiscal year 2012 gain was primarily due to the $2.6 million of amortization of the deferred gain on the sale and leaseback of the Company's headquarters building located in Charlotte, NC, as well as a $1.2 million gain on the nonmonetary exchange of a retail location. The fiscal year 2011 gain was primarily due to the $2.6 million of amortization of the deferred gain on the sale and leaseback of the Company's headquarters building located in Charlotte, NC, as well as $2.3 million for gains on the sale of three former retail locations.

Asset Impairment and Exit Costs. In fiscal year 2012, the Company recorded a $3.5 million charge for exit costs associated with the closing of one store, a $1.3 million charge for real estate holding costs, and $0.4 million in asset impairment charges primarily to adjust a retail location's net book value to fair value. The Company determines fair value of its retail locations primarily based on the present value of future cash flows. These charges were partially offset by a $2.9 million reversal of previously estimated exit cost reserves due to the termination of the leases prior to their end date. In fiscal year 2011, the Company recorded $5.9 million in asset impairment charges primarily to adjust two retail locations' net book values to fair value. The Company also recorded a $3.5 million charge for real estate holding costs, offset by a $3.5 million revision to a previously estimated lease buyout reserve.

Interest Expense. In fiscal year 2012, the Company's interest expense decreased $0.5 million to $50.2 million from $50.7 million for fiscal year 2011. The decrease was primarily due to a decrease in total debt for a majority of fiscal year 2012 as a result of the $125.0 million discretionary payment towards the bank term loan made on November 23, 2010.

Interest Income. In fiscal year 2012, the Company's interest income decreased to $0.3 million from $0.6 million in fiscal year 2011. The decrease was primarily due to lower short-term investments and lower market interest rates in fiscal year 2012 as compared to fiscal year 2011.

Income tax expense. Income tax expense for fiscal year 2012 was $67.0 million, or 26.8%, compared to $68.2 million, or 34.8%, for the same period in fiscal year 2011. The effective tax rate decreased primarily as a result of a $20.2 million deferred state tax valuation allowance that was released during fiscal year 2012.

Comparison of Fiscal Years Ended January 29, 2011 and January 30, 2010

Revenues. In fiscal year 2011, the Company's revenues increased 5.0%, or $0.2 billion, to $3.5 billion from $3.3 billion in fiscal year 2010. The increase was primarily attributable to a 5.1% increase in revenues from comparable stores and a $5.8 million increase in revenues from new stores, partially offset by a $12.0 million decrease in revenues due to closed stores.

Cost of Goods Sold. Cost of goods sold was $2.4 billion, or 67.0% of revenues in fiscal year 2011 compared to $2.3 billion, or 67.9% of revenues in fiscal year 2010. The increase in cost of goods sold of $81.6 million was primarily due to the increase in revenues. The decrease in cost of goods sold as a percentage of revenues was primarily attributable to reduced markdown activity, partially offset by an increase in buying expenses related to the Company's merchandising initiatives for fiscal year 2011.

Selling, General and Administrative Expenses. SG&A expenses were $914.1 million, or 26.0% of revenues in fiscal year 2011 compared to $886.3 million, or 26.5% of revenues for fiscal year 2010. The increase in SG&A expenses was primarily due to an increase in branding and other strategic initiatives, advertising, and performance based compensation, partially offset by reductions in depreciation and pension expense for fiscal year 2011. The decrease in the SG&A expense rate is primarily the result of the decrease in depreciation and pension expense, coupled with increasing revenues.

Gain on sale of property and equipment. Gain on sale of property and equipment was $6.4 million for fiscal year 2011 compared to $2.0 million for fiscal year 2010. The fiscal year 2011 gain was primarily due to the $2.6 million of amortization of the deferred gain on the sale and leaseback of the Company's headquarters building located in Charlotte, NC, as well as $2.3 million for gains on the sale of three former retail locations. The fiscal year 2010 gain was primarily due to the $2.6 million of amortization of the deferred gain on the sale and leaseback of the Company's headquarters building located in Charlotte, NC, offset by a $0.6 million loss on the abandonment of property and equipment.

Asset Impairment and Exit Costs. In fiscal year 2011, the Company recorded $5.9 million in asset impairment charges primarily to adjust two retail locations' net book values to fair value. The Company determines fair value of its retail locations primarily based on the present value of future cash flows. The Company also recorded a $3.5 million charge for real estate holding costs, offset by a $3.5 million revision to a previously estimated lease buyout reserve. In fiscal year 2010, the Company recorded $38.5 million in impairment charges primarily to adjust eight retail locations' net book values to fair value, a $1.0 million charge for real estate holding costs and other store closing costs, and $0.4 million in exit costs comprised primarily of severance costs associated with the outsourcing of certain information technology functions.

Pension curtailment charge. A one-time pension curtailment charge of $2.7 million in the third quarter of fiscal year 2010 resulted from the decision to freeze the Company's defined benefit plan, effective December 31, 2009, for those remaining participants whose benefits were not previously frozen in fiscal year 2006.

Interest Expense. In fiscal year 2011, the Company's interest expense decreased $0.6 million to $50.7 million from $51.3 million for fiscal year 2010. The decrease was primarily due to weighted average interest rates being lower in fiscal year 2011 compared to fiscal year 2010, and a $150.0 million net decrease in long-term debt excluding capital leases during fiscal year 2011.

Interest Income. In fiscal year 2011, the Company's interest income decreased $0.5 million, or 44.6%, to $0.6 million from $1.0 million in fiscal year 2010. The decrease was primarily due to significantly lower market interest rates in fiscal year 2011 as compared to fiscal year 2010.

Income tax expense. Income tax expense for fiscal year 2011 was $68.2 million, or 34.8%, compared to $30.1 million, or 30.9%, for the same period in fiscal year 2010. The effective tax rate increased primarily as a result of lower corporate owned life insurance income and charitable stock contributions for fiscal year 2011, coupled with a $98.7 million increase in income before income taxes.

Seasonality and Quarterly Fluctuations

Due to the seasonal nature of the retail business, the Company has historically experienced and expects to continue to experience seasonal fluctuations in its revenues, operating income and net income. A disproportionate amount of the Company's revenues and a substantial amount of operating and net income are realized during the fourth quarter, which includes the holiday selling season. If for any reason the Company's revenues were below seasonal norms during the fourth quarter, the Company's annual results of operations could be adversely affected. The Company's inventory levels generally reach their highest levels in anticipation of increased revenues during these months.

The following table illustrates the seasonality of revenues by quarter as a percentage of the full year for the fiscal years indicated.

	2012	2011	2010
First quarter	22.9%	22.9%	22.7%
Second quarter	22.5	22.4	22.7
Third quarter	21.4	21.2	21.8
Fourth quarter	33.2	33.5	32.8

The Company's quarterly results of operations could also fluctuate significantly as a result of a variety of factors, including the timing of new store openings, expansions and remodels.

Liquidity and Capital Resources

The Company's primary sources of liquidity are cash on hand of $456.3 million as of January 28, 2012, cash flows from operations, and borrowings under debt facilities, which consist of a $350.0 million credit facility, $475.0 million in senior notes, and a $17.8 million state bond facility.

The credit facility, which matures in November 2015, allows for up to $250.0 million of outstanding letters of credit. The credit facility charges interest based upon certain Company financial ratios and the interest spread was calculated at January 28, 2012 using LIBOR plus 150 basis points, or 1.80%. The credit facility contains restrictive covenants including leverage and fixed charge coverage ratios. The Company's calculated leverage ratio dictates the LIBOR spread that will be charged on outstanding borrowings in the subsequent quarter. The leverage ratio is calculated by dividing adjusted debt, which is the sum of the Company's outstanding debt and rent expense multiplied by a factor of eight, by pre-tax income plus net interest expense and non-cash items, such as depreciation, amortization, and impairment expense. At January 28, 2012, the maximum leverage covenant ratio allowed under the credit facility was 4.0, and the calculated leverage ratio was 2.15. The Company was in compliance with all covenants as of January 28, 2012 and expects to remain in compliance with all debt covenants for the next twelve months and foreseeable future. As of January 28, 2012, the Company had $37.4 million of standby letters of credit outstanding under the credit facility, and availability under the credit facility was $312.6 million.

On January 25, 2012, the Company made a $125.0 million discretionary payment to extinguish the term loan outstanding under the credit facility, utilizing $25.0 million of cash on hand, and $100.0 million from 5.21% fixed rate, 10-year notes issued by the Company on January 25, 2012. In connection with the debt extinguishment, the Company expensed unamortized fees of $0.9 million related to the term loan and recognized this charge as a loss on extinguishment of debt in the consolidated statement of income.

The senior notes have restrictive covenants that are similar to the Company's credit facility, and had the following terms as of January 28, 2012:

Amount (in millions)	Type of Rate	Rate	Maturity Date
$ 80.0(a)	Variable	1.38%(b)	July 2012
20.0	Fixed	5.05%	July 2012
100.0	Fixed	5.31%	July 2015
125.0	Fixed	6.20%	August 2017
50.0	Fixed	5.70%	November 2020
100.0	Fixed	5.21%	January 2022
$475.0			

(a) The Company's exposure to derivative instruments was limited to one interest rate swap as of January 28, 2012, an $80.0 million notional amount swap, which has a fixed interest rate of 5.2% and expires in fiscal year 2013. It has been designated as a cash flow hedge against variability in future interest rate payments on the $80.0 million floating rate senior note.

(b) Stated variable interest rate is based on three-month LIBOR plus 80.0 basis points.

Additionally, the Company has a $17.8 million, 20-year variable rate, 0.20% at January 28, 2012, state bond facility which matures in October 2025.

The debt facilities place certain restrictions on mergers, consolidations, acquisitions, sales of assets, indebtedness, transactions with affiliates, leases, liens, investments, dividends and distributions, exchange and issuance of capital stock and guarantees, and require maintenance of minimum financial ratios, which include a leverage ratio, consolidated debt to consolidated capitalization ratio and a fixed charge coverage ratio. These ratios are calculated exclusive of non-cash charges, such as fixed asset, goodwill and other intangible asset impairments.

The Company utilizes derivative financial instruments (interest rate swap agreements) to manage the interest rate risk associated with its borrowings. The Company has not historically traded, and does not anticipate prospectively trading, in derivatives. These swap agreements are used to reduce the potential impact of increases in interest rates on variable rate debt. The difference between the fixed rate leg and the variable rate leg of the swap, to be paid or received, is accrued and recognized as an adjustment to interest expense. Additionally, the change in the fair value of a swap designated as a cash flow hedge is marked to market through accumulated other comprehensive income.

Management believes that cash on hand of $456.3 million as of January 28, 2012, cash flows from operations and existing credit facilities will be sufficient to cover working capital needs, stock repurchases, dividends, capital expenditures, pension contributions and debt service requirements for the next twelve months and foreseeable future.

The Company has planned investments totaling approximately $600 million over a five-year period that began in fiscal year 2011 for key strategic initiatives including store improvements; information technology; eCommerce; branding, marketing and advertising; merchandise planning and processes; improved sourcing practices; and customer care.

Net cash provided by operating activities was $251.9 million for fiscal year 2012 compared to $189.2 million for fiscal year 2011. The increase in cash provided by operating activities for fiscal year 2012 was principally due to a $55.5 million increase in net income for the current period, a $33.8 million decrease in income taxes paid in fiscal year 2012 primarily as a result of higher estimated tax payments made during fiscal year 2011, partially offset by the increase in inventory to support current sales trends.

Net cash used by investing activities increased $61.2 million to $134.9 million for fiscal year 2012 from $73.8 million for fiscal year 2011. The increase in cash used by investing activities primarily resulted from increased purchases of property and equipment of $61.4 million.

The Company's capital expenditures of $143.8 million during fiscal year 2012 were comprised primarily of amounts related to store remodeling and expansion projects, as well as eCommerce and information technology enhancements. The Company has increased the amount of its anticipated capital expenditures for fiscal year 2013 primarily due to information technology and eCommerce enhancements.

Net cash used by financing activities decreased $133.9 million to $114.1 million for fiscal year 2012 from $248.0 million for fiscal year 2011. The decrease in cash used by financing activities primarily relates to the $100.0 million issuance of fixed rate notes, a $75.0 million decrease in discretionary payments made on amounts outstanding under the credit facility, and a $13.0 million decrease in dividends paid.

Contractual Obligations and Commercial Commitments

To facilitate an understanding of the Company's contractual obligations and commercial commitments, the following data is provided:

	Payments Due by Period				
	Total	Within 1 Year	1 - 3 Years	3 - 5 Years	After 5 Years
	(dollars in thousands)				
Contractual Obligations					
Long-Term Debt	$ 492,780	$100,000	$ —	$100,000	$292,780
Estimated Interest Payments on Debt(a)	152,614	25,617	44,714	36,023	46,260
Capital Lease Obligations	30,899	8,164	14,970	5,402	2,363
Operating Leases(b)	528,938	71,469	123,107	89,672	244,690
Purchase Obligations(c)	138,969	71,724	55,306	11,939	—
Total Contractual Cash Obligations	$1,344,200	$276,974	$238,097	$243,036	$586,093

	Amount of Commitment Expiration per Period				
	Total Amounts Committed	Within 1 Year	1 - 3 Years	3 - 5 Years	After 5 Years
	(dollars in thousands)				
Other Commercial Commitments					
Standby Letters of Credit	$ 37,376	$ 37,376	$ —	$ —	$ —
Import Letters of Credit	1,967	1,967	—	—	—
Total Commercial Commitments	$ 39,343	$ 39,343	$ —	$ —	$ —

(a) Interest rates used to compute estimated interest payments utilize the stated rate for fixed rate debt and projected interest rates for variable rate debt. Projected rates range from 1.80% to 5.96% over the term of the variable rate debt agreements.

(b) Lease payments consist of base rent only and do not include amounts for percentage rents, real estate taxes, insurance and other expenses related to those locations.

(c) Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Agreements that are cancelable without penalty, such as merchandise purchase orders, have been excluded. Purchase obligations relate primarily to purchases of property and equipment, information technology contracts, maintenance agreements and advertising contracts.

Obligations under the deferred compensation and postretirement benefit plans are not included in the contractual obligations table. The Company's deferred compensation and postretirement plans are not funded in advance. Deferred compensation and other non-qualified plan payments during fiscal years 2012 and 2011 totaled $7.5 million each. Postretirement benefit payments during fiscal years 2012 and 2011 totaled $2.6 million each.

Obligations under the Company's defined benefit pension plan are not included in the contractual obligations table. Under the current requirements of the Pension Protection Act of 2006 ("PPA"), the Company is required to fund the net pension liability over the subsequent seven years. The net pension liability under PPA is calculated based on certain assumptions at January 1, of each year, that are subject to change based on economic conditions (and any regulatory changes) in the future. The Company expects to contribute sufficient amounts to the pension plan so that the PPA guidelines are exceeded.

As of January 28, 2012, the total uncertain tax position liability was approximately $23.5 million, including tax, penalty and interest. The Company is not able to reasonably estimate the timing of these tax related future cash flows and has excluded these liabilities from the table. At this time, the Company does not expect a material change to its gross unrecognized tax benefit during fiscal year 2013.

Also excluded from the contractual obligations table are payments the Company may make for employee medical costs and workers compensation, general liability and automobile claims.

Off-Balance Sheet Arrangements

The Company has not provided any financial guarantees as of January 28, 2012. The Company has not created, and is not party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating the Company's business. The Company does not have any arrangements or relationships with entities that are not consolidated into the financial statements that are reasonably likely to materially affect the Company's liquidity or the availability of capital resources.

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS," which amends current fair value measurement and disclosure guidance to include increased transparency around valuation inputs and investment categorization. This guidance will be effective at the beginning of fiscal year 2013. The Company does not expect the adoption to have a material impact on the consolidated financial statements.

In June 2011, the Financial Accounting Standards Board issued Accounting Standards Update 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income," which eliminates the option to report other comprehensive income and its components in the statement of changes in stockholders' equity. The total of comprehensive income, the components of net income, and the components of other comprehensive income must be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance will be effective at the beginning of fiscal year 2013.

Impact of Inflation or Deflation

Although the Company expects that operations will be influenced by general economic conditions, including rising food, fuel and energy prices, management does not believe that inflation has had a material effect on the Company's results of operations. However, there can be no assurance that our business will not be affected by such factors in the future.

The Company did experience mid-single digit increases in the merchandise costs of our goods during fiscal year 2012 resulting primarily from increased raw material costs, but also from increased labor and energy costs. The Company managed the effect of the cost increases through sourcing strategies, product design and pricing actions so that margins for fiscal year 2012 were not materially affected.

Critical Accounting Policies

Management's discussion and analysis discusses the results of operations and financial condition as reflected in the Company's consolidated financial statements, which have been prepared in accordance with GAAP. As discussed in the Company's notes to the consolidated financial statements, the preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgments, including those related to inventory valuation, vendor allowances, property and equipment, rent expense, useful lives of depreciable assets, recoverability of long-lived assets, including intangible assets, store closing reserves, customer loyalty programs, income taxes, derivative financial instruments, credit income, the calculation of pension and postretirement obligations, self-insurance reserves and stock based compensation.

Management bases its estimates and judgments on its substantial historical experience and other relevant factors, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. See the Company's notes to the consolidated financial statements for a discussion of the Company's significant accounting policies.

While the Company believes that the historical experience and other factors considered provide a meaningful basis for the accounting policies applied in the preparation of the consolidated financial statements, the Company cannot guarantee that its estimates and assumptions will be accurate, which could require the Company to make adjustments to these estimates in future periods.

The following critical accounting policies are used in the preparation of the consolidated financial statements:

Inventory Valuation. Inventories are valued using the lower of cost or market value, determined by the retail inventory method. Under the retail inventory method ("RIM"), the valuation of inventories at cost and the resulting gross margins are calculated by applying a cost-to-retail ratio to the retail value of inventories. RIM is an averaging method that is widely used in the retail industry due to its practicality. Also, it is recognized that the use of the retail inventory method will result in valuing inventories at lower of cost or market if markdowns are currently taken as a reduction of the retail value of inventories. Inherent in the RIM calculation are certain significant management judgments and estimates including, among others, merchandise markon, markup, markdowns and shrinkage, which significantly affect the ending inventory valuation at cost as well as the corresponding charge to cost of goods sold. In addition, failure to take appropriate markdowns currently can result in an overstatement of inventory under the lower of cost or market principle.

Vendor Allowances. The Company receives allowances from its vendors through a variety of programs and arrangements, including markdown reimbursement programs. These vendor allowances are generally intended to offset the Company's costs of selling the vendors' products in its stores. Allowances are recognized in the period in which the Company completes its obligations under the vendor agreements. Most incentives are deducted from amounts owed to the vendor at the time the Company completes its obligations to the vendor or shortly thereafter.

The following summarizes the types of vendor incentives and the Company's applicable accounting policies:

- Advertising allowances — Represents reimbursement of advertising costs initially funded by the Company. Amounts are recognized as a reduction to SG&A expenses in the period that the advertising expense is incurred.
- Markdown allowances — Represents reimbursement for the cost of markdowns to the selling price of the vendor's merchandise. Amounts are recognized as a reduction to cost of goods sold in the later of the period that the merchandise is marked down or the reimbursement is negotiated. Amounts received prior to recognizing the markdowns are recorded as a reduction to the cost of inventory.
- Payroll allowances — Represents reimbursement for payroll costs. Amounts are recognized as a reduction to SG&A expense in the period that the payroll cost is incurred.

Property and Equipment, net. Property and equipment owned by the Company are stated at cost less accumulated depreciation and amortization. Property and equipment leased by the Company under capital leases are stated at an amount equal to the present value of the minimum lease payments less accumulated amortization. Depreciation and amortization are recorded utilizing straight-line and in certain circumstances accelerated methods, typically over the shorter of estimated asset lives or related lease terms. The Company amortizes leasehold improvements over the shorter of the estimated asset life or expected lease term that would include cancelable option periods where failure to exercise such options would result in an economic penalty in such amount that a renewal appears, at the date the assets are placed in service, to be reasonably assured. The Company makes judgments in determining the estimated useful lives of its depreciable long-lived assets which are included in the consolidated financial statements. The estimate of useful lives is typically determined by the Company's historical experience with the type of asset purchased.

Intangibles. Intangible assets are accounted for in accordance with ASC 350, "Intangibles—Goodwill and Other." This statement requires that intangible assets with indefinite lives should not be amortized, but should be tested for impairment on an annual basis, or more often if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Leasehold intangibles, which represent the excess of fair value over the carrying value (assets) or the excess of carrying value over fair value (liabilities) of acquired leases, are amortized on a straight-line basis over the remaining terms of the lease agreements. The lease term includes cancelable option periods where failure to exercise such options would result in an economic penalty in such amount that a renewal appears to be reasonably assured. The lease intangibles are included in other current assets and accrued liabilities for the current portions and other assets and other noncurrent liabilities for the noncurrent portions. Customer relationships, which represent the value of customer relationships obtained in acquisitions or purchased, are amortized on a straight-line basis over their estimated useful life and are included in other assets. The carrying value of intangible assets is reviewed by the Company's management to assess the recoverability of the assets when facts and circumstances indicate that the carrying value may not be recoverable.

Rent Expense. The Company recognizes rent expense on a straight-line basis over the expected lease term, including cancelable option periods where failure to exercise such options would result in an economic penalty in such amount that a renewal appears, at the inception of the lease, to be reasonably assured. Developer incentives are recognized as a reduction to occupancy costs over the lease term. The lease term commences on the date when the Company gains control of the property.

Useful Lives of Depreciable Assets. The Company makes judgments in determining the estimated useful lives of its depreciable long-lived assets which are included in the consolidated financial statements. The estimate of useful lives is typically determined by the Company's historical experience with the type of asset purchased.

Recoverability of Long-Lived Assets. In accordance with ASC 360, "Property, Plant, and Equipment," long-lived assets, such as property and equipment and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset based upon the future highest and best use of the impaired asset. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. The Company determines fair value of its retail locations primarily based on the present value of future cash flows based upon the future highest and best use of the asset.

Store Closing Reserves. The Company reduces the carrying value of property and equipment to fair value for owned locations or recognizes a reserve for future obligations for leased facilities at the time the Company ceases using property and/or equipment. The reserve includes future minimum lease payments and common area maintenance and taxes for which the Company is obligated under operating lease agreements. Additionally, the Company makes certain assumptions related to potential subleases and lease terminations. These assumptions are based on management's knowledge of the market and other relevant experience. However, significant changes in the real estate market and the inability to enter into the subleases or obtain lease terminations within the estimated time frame may result in increases or decreases to these reserves.

Customer Loyalty Programs. The Company utilizes a customer loyalty program that issues certificates for discounts on future purchases to proprietary charge card customers based on their spending levels. The certificates are classified as a reduction to revenue as they are earned by the customers. The Company maintains a reserve liability for the estimated future redemptions of the certificates. The estimated impact on revenues of a 10% change in program utilization would be $2.3 million.

Pension and Postretirement Obligations. The Company utilizes significant assumptions in determining its periodic pension and postretirement expense and obligations that are included in the consolidated financial statements. These assumptions include determining an appropriate discount rate, investment earnings, as well as the remaining service period of active employees. The Company calculates the periodic pension and postretirement expense and obligations based upon these assumptions and actual employee census data.

The Company selected an investment earnings assumption of 7.5% to determine its fiscal year 2012 expense. The Company believes that this assumption was appropriate given the composition of its plan assets and historical market returns thereon. The estimated effect of a 0.25% increase or decrease in the investment earnings assumption would decrease or increase pension expense by approximately $0.9 million. The Company has selected an investment earnings assumption of 7.25% for fiscal year 2013.

The Company selected a discount rate assumption of 5.50% to determine its fiscal year 2012 expense. The Company believes that this assumption is appropriate given the composition of its plan obligations and the interest rate environment as of the measurement date. The estimated effect of a 0.25% increase or decrease in the discount rate assumption would have decreased or increased fiscal year 2012 pension expense by approximately $0.3 million. The Company has decreased its discount rate assumption to 4.375% for fiscal year 2013.

The Company expects to contribute sufficient amounts to the pension plan so that the PPA guidelines are exceeded, and over the next five years, the pension plan becomes fully funded if (baseline) interest rate and asset return assumptions are realized. The Company elected to contribute $59.0 million to its Pension Plan in fiscal years 2012 and 2011. The Company expects to contribute $1.3 million and $2.1 million to its non-qualified defined benefit Supplemental Executive Retirement Plan and postretirement plan, respectively, in fiscal year 2013.

Self Insurance Reserves. The Company is responsible for the payment of workers' compensation, general liability and automobile claims under certain dollar limits. The Company purchases insurance for workers' compensation, general liability and automobile claims for amounts that exceed certain dollar limits. The Company records a liability for its obligation associated with incurred losses utilizing historical data and industry accepted loss analysis standards to estimate the loss development factors used to project the future development of incurred losses. Management believes that the Company's loss reserves are adequate but actual losses may differ from the amounts provided.

The Company is responsible for the payment of medical and dental claims and records a liability for claims obligations in excess of amounts collected from associate premiums. Historical data on incurred claims along with industry accepted loss analysis standards are used to estimate the loss development factors to project the future development of incurred claims. Management believes that the Company's reserves are adequate but actual claims liabilities may differ from the amounts provided.

Income Taxes. Income taxes are accounted for under the asset and liability method. The annual effective tax rate is based on income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which the Company operates. Significant judgment is required in determining annual tax expense and in evaluating tax positions. In accordance with ASC 740, "Income Taxes," the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The reserves (including the impact of the related interest and penalties) are adjusted in light of changing facts and circumstances, such as the progress of a tax audit.

Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement bases and the respective tax bases of the assets and liabilities and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company accrues interest related to unrecognized tax benefits in interest expense, while accruing penalties related to unrecognized tax benefits in income tax expense (benefit).

Derivative Financial Instruments. The Company utilizes derivative financial instruments (interest rate swap agreements) to manage the interest rate risk associated with its borrowings. The Company has not historically traded, and does not anticipate prospectively trading, in derivatives. These swap agreements are used to reduce the potential impact of increases in interest rates on variable rate long-term debt. The difference between the fixed rate leg and the variable rate leg of each swap, to be paid or received, is accrued and recognized as an adjustment to interest expense. Additionally, the changes in the fair value of swaps designated as cash flow hedges are marked to market through accumulated other comprehensive income. Swaps that are not designated as hedges are marked to market through gain (loss) on investments.

Stock Based Compensation. The Company accounts for stock based compensation under the guidelines of ASC 718, "Compensation — Stock Compensation." ASC 718 requires the Company to account for stock based compensation by using the grant date fair value of share awards and the estimated number of shares that will ultimately be issued in conjunction with each award.

Finance Income. In connection with the program agreement ("Program Agreement") signed with GE Capital Retail Bank ("GECRB"), an affiliate of GE Consumer Finance, in fiscal year 2006, the Company is paid a percentage of net private label credit card account sales. These payments under the 10-year credit card Program Agreement between Belk and GE, which expires June 30, 2016, are recorded as an offset to SG&A expenses in the consolidated statements of income. This Program Agreement sets forth among other things the terms and conditions under which GE will issue credit cards to Belk's customers. Under the Program Agreement, the Company will be paid a percentage of net credit sales for future credit card sales, for which Belk is required to perform certain duties and receive fees.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk from changes in interest rates on its variable rate debt. The Company uses interest rate swaps to manage the interest rate risk associated with its borrowings and to manage the Company's allocation of fixed and variable rate debt. The Company does not use financial instruments for trading or other speculative purposes and is not a party to any leveraged derivative instruments. The Company's net exposure to interest rate risk is based on the difference between the outstanding variable rate debt and the notional amount of its designated interest rate swaps. At January 28, 2012, the Company had $97.8 million of variable rate debt, and an $80.0 million notional amount swap, which has a fixed interest rate of 5.2% and expires in fiscal year 2013. The effect on the Company's annual interest expense of a one-percent change in interest rates would be approximately $0.2 million.

A discussion of the Company's accounting policies for derivative financial instruments is included in the Summary of Significant Accounting Policies in Note 1 to the Company's consolidated financial statements.

BELK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share and per share amounts)

	Fiscal Year Ended		
	January 28, 2012	January 29, 2011	January 30, 2010
Revenues	$ 3,699,592	$ 3,513,275	$ 3,346,252
Cost of goods sold (including occupancy, distribution and buying expenses)	2,461,515	2,353,536	2,271,925
Selling, general and administrative expenses	938,008	914,078	886,263
Gain on sale of property and equipment	3,143	6,416	2,011
Asset impairment and exit costs	2,302	6,096	39,915
Pension curtailment charge	—	—	2,719
Operating income	300,910	245,981	147,441
Interest expense	(50,218)	(50,679)	(51,321)
Interest income	328	569	1,027
Loss on extinguishment of debt	(922)	—	—
Gain on investments	—	—	43
Income before income taxes	250,098	195,871	97,190
Income tax expense	66,950	68,243	30,054
Net income	$ 183,148	$ 127,628	$ 67,136
Basic net income per share	$ 4.04	$ 2.72	$ 1.39
Diluted net income per share	$ 4.02	$ 2.71	$ 1.39
Weighted average shares outstanding:			
Basic	45,355,941	46,921,875	48,450,401
Diluted	45,579,987	47,011,533	48,452,460

See accompanying notes to consolidated financial statements.

BELK, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	January 28, 2012	January 29, 2011
Assets		
Current assets:		
Cash and cash equivalents	$ 456,272	$ 453,403
Short-term investments	—	6,150
Accounts receivable, net	39,431	31,119
Merchandise inventory	887,029	808,503
Prepaid income taxes, expenses and other current assets	22,362	18,869
Total current assets	1,405,094	1,318,044
Property and equipment, net	993,122	951,120
Deferred income taxes	83,034	83,698
Other assets	32,966	36,769
Total assets	$2,514,216	$2,389,631
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 216,438	$ 196,622
Accrued liabilities	186,820	161,844
Accrued income taxes	20,684	10,926
Deferred income taxes	27,570	19,776
Current installments of long-term debt and capital lease obligations	108,164	4,426
Total current liabilities	559,676	393,594
Long-term debt and capital lease obligations, excluding current installments	415,515	534,813
Interest rate swap liability	—	5,388
Retirement obligations and other noncurrent liabilities	302,795	299,564
Total liabilities	1,277,986	1,233,359
Stockholders' equity:		
Preferred stock	—	—
Common stock, 400 million shares authorized and 44.9 and 46.3 million shares issued and outstanding as of January 28, 2012 and January 29, 2011, respectively	449	463
Paid-in capital	364,590	409,201
Retained earnings	1,045,509	887,953
Accumulated other comprehensive loss	(174,318)	(141,345)
Total stockholders' equity	1,236,230	1,156,272
Total liabilities and stockholders' equity	$2,514,216	$2,389,631

See accompanying notes to consolidated financial statements.

BELK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(in thousands)

	Common Stock Shares	Common Stock Amount	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at January 31, 2009	48,753	$488	$456,858	$ 741,579	$(166,898)	$1,032,027
Comprehensive income:						
Net income	—	—	—	67,136	—	67,136
Unrealized gain on investments, net of $287 income taxes	—	—	—	—	482	482
Unrealized gain on interest rate swap, net of $259 income taxes	—	—	—	—	521	521
Defined benefit expense, net of $4,078 income taxes	—	—	—	—	7,688	7,688
Pension curtailment charge, net of $941 income taxes	—	—	—	—	1,778	1,778
Total comprehensive income						77,605
Cash dividends	—	—	—	(9,752)	—	(9,752)
Issuance of stock-based compensation	—	—	(115)	—	—	(115)
Stock-based compensation expense	—	—	180	—	—	180
Common stock issued	33	—	300	—	—	300
Repurchase and retirement of common stock	(500)	(5)	(5,945)	—	—	(5,950)
Balance at January 30, 2010	48,286	483	451,278	798,963	(156,429)	1,094,295
Comprehensive income:						
Net income	—	—	—	127,628	—	127,628
Unrealized gain on interest rate swap, net of $669 income taxes	—	—	—	—	1,346	1,346
Defined benefit expense, net of $7,370 income taxes	—	—	—	—	13,738	13,738
Total comprehensive income						142,712
Cash dividends	—	—	—	(38,638)	—	(38,638)
Issuance of stock-based compensation	—	—	(43)	—	—	(43)
Stock-based compensation expense	—	—	8,823	—	—	8,823
Common stock issued	36	—	539	—	—	539
Repurchase and retirement of common stock	(1,978)	(20)	(51,396)	—	—	(51,416)
Balance at January 29, 2011	46,344	463	409,201	887,953	(141,345)	1,156,272
Comprehensive income:						
Net income	—	—	—	183,148	—	183,148
Unrealized gain on interest rate swap, net of $1,379 income taxes	—	—	—	—	2,323	2,323
Defined benefit expense, net of $20,952 income taxes	—	—	—	—	(35,296)	(35,296)
Total comprehensive income						150,175
Cash dividends	—	—	—	(25,592)	—	(25,592)
Issuance of stock-based compensation	—	—	(2,212)	—	—	(2,212)
Stock-based compensation expense	—	—	11,981	—	—	11,981
Common stock issued	204	2	600	—	—	602
Repurchase and retirement of common stock	(1,632)	(16)	(54,980)	—	—	(54,996)
Balance at January 28, 2012	44,916	$449	$364,590	$1,045,509	$(174,318)	$1,236,230

See accompanying notes to consolidated financial statements.

BELK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Year Ended		
	January 28, 2012	January 29, 2011	January 30, 2010
Cash flows from operating activities:			
Net income	$ 183,148	$ 127,628	$ 67,136
Adjustments to reconcile net income to net cash provided by operating activities:			
Asset impairment and exit costs	2,302	6,096	39,915
Deferred income tax expense (benefit)	30,458	33,453	(9,982)
Depreciation and amortization expense	122,761	140,239	158,388
Stock-based compensation expense	16,849	10,466	180
Pension curtailment charge	—	—	2,719
(Gain) loss on sale of property and equipment	(514)	(3,787)	618
Amortization of deferred gain on sale and leaseback	(2,629)	(2,629)	(2,629)
Gain on sale of investments	—	—	(43)
Investment securities contribution expense	—	—	1,889
Amortization of deferred debt issuance costs	1,025	1,559	1,625
(Increase) decrease in:			
Accounts receivable, net	(8,245)	(7,981)	11,616
Merchandise inventory	(78,526)	(33,161)	53,155
Prepaid income taxes, expenses and other assets	(3,062)	4,789	2,736
Increase (decrease) in:			
Accounts payable and accrued liabilities	39,620	(11,984)	52,746
Accrued income taxes	9,758	(24,849)	35,182
Retirement obligations and other liabilities	(61,013)	(50,598)	(27,856)
Net cash provided by operating activities	251,932	189,241	387,395
Cash flows from investing activities:			
Purchases of property and equipment	(143,844)	(82,409)	(42,326)
Proceeds from sales of property and equipment	2,780	5,448	140
Proceeds from sales of short-term investments	6,150	3,200	900
Net cash used by investing activities	(134,914)	(73,761)	(41,286)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	100,000	50,000	—
Principal payments on long-term debt and capital lease obligations	(130,817)	(204,605)	(4,496)
Dividends paid	(25,592)	(38,638)	(9,752)
Repurchase and retirement of common stock	(54,996)	(51,416)	(5,950)
Stock compensation tax benefit (expense)	816	41	(64)
Cash paid for withholding taxes in lieu of stock-based compensation shares	(3,301)	(84)	(51)
Deferred financing costs	(509)	(3,305)	—
Proceeds from financing costs	250	—	—
Net cash used by financing activities	(114,149)	(248,007)	(20,313)
Net increase (decrease) in cash and cash equivalents	2,869	(132,527)	325,796
Cash and cash equivalents at beginning of period	453,403	585,930	260,134
Cash and cash equivalents at end of period	$ 456,272	$ 453,403	$585,930
Supplemental disclosures of cash flow information:			
Income taxes paid (refunded)	$ 26,476	$ 60,232	$ (6,846)
Interest paid, net of capitalized interest	30,453	30,791	33,432
Supplemental schedule of noncash investing and financing activities:			
Increase (decrease) in property and equipment through accrued purchases	5,205	1,379	(7,525)
Increase (decrease) in investment securities through short-term investments	—	(6,850)	6,850
Increase in property and equipment through assumption of capital leases	14,321	4,990	—

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Belk, Inc. and its subsidiaries (collectively, the "Company" or "Belk") operate retail department stores in 16 states primarily in the southern United States. All intercompany transactions and balances have been eliminated in consolidation. The Company's fiscal year is a 52- or 53-week period ending on the Saturday closest to each January 31. Fiscal years 2012, 2011 and 2010 ended on January 28, 2012, January 29, 2011 and January 30, 2010, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates are required as part of determining stock-based compensation, depreciation, amortization and recoverability of long-lived and intangible assets, valuation of inventory, establishing store closing and other reserves, self-insurance reserves and calculating retirement obligations and expense.

Revenues

The Company's store and eCommerce operations have been aggregated into one operating segment due to their similar economic characteristics, products, customers and methods of distribution. These operations are expected to continue to have similar characteristics and long-term financial performance in future periods.

The following table gives information regarding the percentage of revenues contributed by each merchandise area for each of the last three fiscal years. There were no material changes between fiscal years, as reflected in the table below.

Merchandise Areas	Fiscal Year 2012	Fiscal Year 2011	Fiscal Year 2010
Women's	34%	35%	36%
Cosmetics, Shoes and Accessories	34%	33%	33%
Men's	17%	17%	16%
Home	9%	9%	9%
Children's	6%	6%	6%
Total	100%	100%	100%

Revenues include sales of merchandise and the net revenue received from leased departments of $2.3 million each for fiscal years 2012, 2011 and 2010. Sales from retail operations are recorded at the time of delivery and reported net of sales taxes and merchandise returns. The reserve for returns is calculated as a percentage of sales based on historical return percentages.

The Company utilizes a customer loyalty program that issues certificates for discounts on future purchases to proprietary charge card customers based on their spending levels. The certificates are classified as a reduction to revenue as they are earned by the customers. The Company maintains a reserve liability for the estimated future redemptions of the certificates.

Cost of Goods Sold

Cost of goods sold is comprised principally of the cost of merchandise as well as occupancy, distribution and buying expenses. Occupancy expenses include rent, utilities and real estate taxes. Distribution expenses include all costs associated with distribution facilities. Buying expenses include payroll and travel expenses associated with the corporate merchandise buying function.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses are comprised principally of payroll and benefits for retail and corporate employees, depreciation, advertising and other administrative expenses. SG&A expenses are reduced by proceeds from the 10-year credit card program agreement ("Program Agreement"), which expires June 30, 2016, between Belk and GE Capital Retail Bank ("GECRB"), an affiliate of GE Consumer Finance. This Program Agreement sets forth among other things the terms and conditions under which GE will issue credit cards to Belk's customers. The Company is paid a percentage of net credit sales, as defined by the Program Agreement. Belk is required to perform certain duties, including receiving and remitting in-store payments on behalf of GE and receiving fees for these activities. These amounts totaled $78.8 million, $71.1 million and $67.0 million in fiscal years 2012, 2011 and 2010, respectively.

Gift Cards

The Company issues gift cards which do not contain provisions for expiration or inactivity fees. At the time gift cards are sold, no revenue is recognized; rather, a liability is established for the face amount of the gift card. The liability is relieved and revenue is recognized when gift cards are redeemed for merchandise. The estimated values of gift cards expected to go unused are recognized as a reduction to SG&A expenses in proportion to actual gift card redemptions as the remaining gift card values are redeemed, when there is no requirement for remitting balances to government agencies under unclaimed property laws.

Advertising

Advertising costs, net of co-op recoveries from merchandise vendors, are expensed in the period in which the advertising event takes place and amounted to $152.0 million, $143.2 million and $123.5 million in fiscal years 2012, 2011 and 2010, respectively.

Recoverability of Long-Lived Assets

In accordance with Accounting Standards Codification ("ASC") 360, "Property, Plant, and Equipment," long-lived assets, such as property and equipment and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset based upon the future highest and best use of the impaired asset. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. The Company determines fair value of its retail locations primarily based on the present value of future cash flows based upon the future highest and best use of the asset.

Cash Equivalents

Cash equivalents include liquid investments with an original maturity of 90 days or less.

Short-term Investments

Short-term investments consist of investments whose original maturity is greater than 90 days. At January 29, 2011, the Company held an auction rate security ("ARS") of $6.2 million in short-term investments, which represents the amount called at par by the issuer during the first quarter of fiscal year 2012.

Merchandise Inventory

Inventories are valued using the lower of cost or market value, determined by the retail inventory method. Under the retail inventory method ("RIM"), the valuation of inventories at cost and the resulting gross margins are calculated by applying a cost-to-retail ratio to the retail value of inventories. RIM is an averaging method that is widely used in the retail industry due to its practicality. Also, it is recognized that the use of the retail inventory method will result in valuing inventories at lower of cost or market if markdowns are currently taken as a reduction of the retail value of inventories. Inherent in the RIM calculation are certain significant management judgments and estimates including, among others, merchandise markon, markup, markdowns and shrinkage, which significantly affect the ending inventory valuation at cost as well as the corresponding charge to cost of goods sold. In addition, failure to take appropriate markdowns can result in an overstatement of inventory under the lower of cost or market principle.

Property and Equipment, Net

Property and equipment owned by the Company are stated at historical cost less accumulated depreciation and amortization. Property and equipment leased by the Company under capital leases are stated at an amount equal to the present value of the minimum lease payments less accumulated amortization. Depreciation and amortization are recorded utilizing straight-line and in certain circumstances accelerated methods, typically over the shorter of estimated asset lives or related lease terms. The Company amortizes leasehold improvements over the shorter of the estimated asset life or expected lease term that would include cancelable option periods where failure to exercise such options would result in an economic penalty in such amount that a renewal appears, at the date the assets are placed in service, to be reasonably assured. The Company makes judgments in determining the estimated useful lives of its depreciable long-lived assets which are included in the consolidated financial statements. The estimate of useful lives is typically determined by the Company's historical experience with the type of asset purchased.

Intangibles

Intangible assets are accounted for in accordance with ASC 350, "Intangibles—Goodwill and Other." This statement requires that intangible assets with indefinite lives should not be amortized, but should be tested for impairment on an annual basis, or more often if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Leasehold intangibles, which represent the excess of fair value over the carrying value (assets) or the excess of carrying value over fair value (liabilities) of acquired leases, are amortized on a straight-line basis over the remaining terms of the lease agreements. The lease term includes cancelable option periods where failure to exercise such options would result in an economic penalty in such amount that a renewal appears to be reasonably assured. The lease intangibles are included in other current assets and accrued liabilities for the current portions and other assets and other noncurrent liabilities for the noncurrent portions. Customer relationships, which represent the value of customer relationships obtained in acquisitions or purchased, are amortized on a straight-line basis over their estimated useful life and are included in other assets. The carrying value of intangible assets is reviewed by the Company's management to assess the recoverability of the assets when facts and circumstances indicate that the carrying value may not be recoverable.

Rent Expense

The Company recognizes rent expense on a straight-line basis over the expected lease term, including cancelable option periods where failure to exercise such options would result in an economic penalty in such amount that a renewal appears, at the inception of the lease, to be reasonably assured. Developer incentives are recognized as a reduction to occupancy costs over the lease term. The lease term commences on the date when the Company gains control of the property.

Vendor Allowances

The Company receives allowances from its vendors through a variety of programs and arrangements, including markdown reimbursement programs. These vendor allowances are generally intended to offset the

Company's costs of selling the vendors' products in our stores. Allowances are recognized in the period in which the Company completes its obligations under the vendor agreements. Most incentives are deducted from amounts owed to the vendor at the time the Company completes its obligations to the vendor or shortly thereafter.

The following summarizes the types of vendor incentives and the Company's applicable accounting policies:

- Advertising allowances — Represents reimbursement of advertising costs initially funded by the Company. Amounts are recognized as a reduction to SG&A expenses in the period that the advertising expense is incurred.
- Markdown allowances — Represents reimbursement for the cost of markdowns to the selling price of the vendor's merchandise. Amounts are recognized as a reduction to cost of goods sold in the later of the period that the merchandise is marked down or the reimbursement is negotiated. Amounts received prior to recognizing the markdowns are recorded as a reduction to the cost of inventory.
- Payroll allowances — Represents reimbursement for payroll costs. Amounts are recognized as a reduction to SG&A expenses in the period that the payroll cost is incurred.

Pension and Postretirement Obligations

The Company utilizes significant assumptions in determining its periodic pension and postretirement expense and obligations that are included in the consolidated financial statements. These assumptions include determining an appropriate discount rate, investment earnings, as well as the remaining service period of active employees. The Company calculates the periodic pension and postretirement expense and obligations based upon these assumptions and actual employee census data.

Stock Based Compensation

The Company accounts for stock based compensation under the guidelines of ASC 718, "Compensation — Stock Compensation." ASC 718 requires the Company to account for stock based compensation by using the grant date fair value of share awards and the estimated number of shares that will ultimately be issued in conjunction with each award.

Self Insurance Reserves

The Company is responsible for the payment of workers' compensation, general liability and automobile claims under certain dollar limits. The Company purchases insurance for workers' compensation, general liability and automobile claims for amounts that exceed certain dollar limits. The Company records a liability for its obligation associated with incurred losses utilizing historical data and industry accepted loss analysis standards to estimate the loss development factors used to project the future development of incurred losses. Management believes that the Company's loss reserves are adequate but actual losses may differ from the amounts provided.

The Company is responsible for the payment of medical and dental claims and records a liability for claims obligations in excess of amounts collected from associate premiums. Historical data on incurred claims along with industry accepted loss analysis standards are used to estimate the loss development factors to project the future development of incurred claims. Management believes that the Company's reserves are adequate but actual claims liabilities may differ from the amounts provided.

Income Taxes

Income taxes are accounted for under the asset and liability method. The annual effective tax rate is based on income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which the Company operates. Significant judgment is required in determining annual tax expense and in evaluating tax positions. In accordance with ASC 740, "Income Taxes," the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The reserves (including the impact of the related interest and penalties) are adjusted in light of changing facts and circumstances, such as the progress of a tax audit.

Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement bases and the respective tax bases of the assets and liabilities and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company accrues interest related to unrecognized tax benefits in interest expense, while accruing penalties related to unrecognized tax benefits in income tax expense (benefit).

Derivative Financial Instruments

The Company utilizes derivative financial instruments (interest rate swap agreements) to manage the interest rate risk associated with its borrowings. The Company has not historically traded, and does not anticipate prospectively trading, in derivatives. These swap agreements are used to reduce the potential impact of increases in interest rates on variable rate long-term debt. The difference between the fixed rate leg and the variable rate leg of each swap, to be paid or received, is accrued and recognized as an adjustment to interest expense. Additionally, the changes in the fair value of swaps designated as cash flow hedges are marked to market through accumulated other comprehensive income. Swaps that are not designated as hedges are marked to market through gain (loss) on investments.

As of January 28, 2012, the Company has one interest rate swap for an $80.0 million notional amount, which has a fixed rate of 5.2% and expires in fiscal year 2013. It has been designated as a cash flow hedge against variability in future interest rate payments on the $80.0 million floating rate senior note.

(2) Intangibles

Intangible assets are accounted for in accordance with ASC 350, "Intangibles – Goodwill and Other." This statement requires that intangible assets with indefinite lives not be amortized, but should be tested for impairment on an annual basis, or more often if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Amortizing intangibles are comprised of the following:

	January 28, 2012	January 29, 2011
	(in thousands)	
Amortizing intangible assets:		
Favorable lease intangibles	$ 9,960	$ 9,960
Accumulated amortization — favorable lease intangibles	(4,056)	(3,368)
Credit card and customer list intangibles	18,746	18,746
Accumulated amortization — credit card and customer list intangibles	(14,080)	(12,913)
Other intangibles	5,652	7,852
Accumulated amortization — other intangibles	(4,332)	(6,131)
Net amortizing intangible assets	$ 11,890	$ 14,146
Amortizing intangible liabilities:		
Unfavorable lease intangibles	$(26,347)	$(26,347)
Accumulated amortization — unfavorable lease intangibles	8,332	6,394
Net amortizing intangible liabilities	$(18,015)	$(19,953)

The Company recorded net amortization expense related to amortizing intangibles of $0.3 million, $1.6 million and $2.0 million in fiscal years 2012, 2011 and 2010, respectively.

(3) Asset Impairment and Exit Costs

In fiscal year 2012, the Company recorded a $3.5 million net charge for exit costs associated with the closing of one store, a $1.3 million charge for real estate holding costs, and $0.4 million in asset impairment charges primarily to adjust a retail location's net book value to fair value. The Company determines fair value of its retail locations primarily based on the present value of future cash flows. These charges were partially offset by a $2.9 million reversal of previously estimated exit cost reserves due to the termination of the leases prior to their end date.

In fiscal year 2011, the Company recorded $5.9 million in asset impairment charges primarily to adjust two retail locations' net book values to fair value. The Company also recorded a $3.5 million charge for real estate holding costs, offset by a $3.5 million revision to a previously estimated lease buyout reserve.

As of January 28, 2012 and January 29, 2011, the remaining reserve balance for post-closing real estate lease obligations was $2.5 million and $8.9 million, respectively. These balances are presented within accrued liabilities and other noncurrent liabilities on the consolidated balance sheets. The Company does not anticipate incurring significant additional exit costs in connection with the store closings. The following is a summary of post-closing real estate lease obligations activity:

	January 28, 2012	January 29, 2011
	(in thousands)	
Balance, beginning of year	$ 8,895	$ 8,821
Charges and adjustments	(1,189)	1,857
Utilization / payments	(5,248)	(1,783)
Balance, end of year	$ 2,458	$ 8,895

(4) Accumulated Other Comprehensive Loss

The following table sets forth the components of accumulated other comprehensive loss:

	January 28, 2012	January 29, 2011
	(in thousands)	
Unrealized loss on interest rate swap, net of $740 and $2,119 of income taxes as of January 28, 2012 and January 29, 2011, respectively.	$ (945)	$ (3,268)
Defined benefit plans, net of $104,300 and $83,348 of income taxes as of January 28, 2012 and January 29, 2011, respectively.	(173,373)	(138,077)
Accumulated other comprehensive loss	$(174,318)	$(141,345)

(5) Accounts Receivable, Net

Accounts receivable, net consists of:

	January 28, 2012	January 29, 2011
	(in thousands)	
Accounts receivable from vendors	$17,871	$12,322
Credit card accounts receivable	17,734	16,428
Other receivables	3,826	2,369
Accounts receivable, net	$39,431	$31,119

(6) Investments

Held-to-maturity securities as of January 29, 2011 consisted of a $6.2 million ARS classified as a short-term investment, which represents the amount called at par by the issuer during the first quarter of fiscal year 2012. As of January 29, 2011, the amortized cost and fair value of the ARS was $6.2 million.

(7) Property and Equipment, net

Details of property and equipment, net are as follows:

	Estimated Lives	January 28, 2012	January 29, 2011
	(in years)	(in thousands)	
Land		$ 45,706	$ 51,173
Buildings	primarily 15-31.5	1,115,919	1,071,126
Furniture, fixtures and equipment	3-20	1,195,695	1,117,326
Property under capital leases	5-20	78,150	63,943
Construction in progress		25,895	1,977
		2,461,365	2,305,545
Less accumulated depreciation and amortization		(1,468,243)	(1,354,425)
Property and equipment, net		$ 993,122	$ 951,120

The Company recorded depreciation and amortization related to property and equipment of $122.5 million, $138.6 million and $156.4 million in fiscal years 2012, 2011 and 2010, respectively. Accumulated amortization of assets under capital lease was $48.0 million and $44.4 million as of January 28, 2012 and January 29, 2011, respectively.

(8) Sale of Properties

During fiscal year 2012, the Company sold two former retail locations for $2.7 million and exchanged one that resulted in a gain of $1.2 million.

During fiscal year 2011, the Company sold three former retail locations for $4.6 million that resulted in gains on sale of property of $2.3 million.

(9) Accrued Liabilities

Accrued liabilities are comprised of the following:

	January 28, 2012	January 29, 2011
	(in thousands)	
Salaries, wages and employee benefits	$ 44,817	$ 44,665
Gift card liability	34,592	32,143
Accrued capital expenditures	12,039	3,219
Taxes, other than income	18,381	17,973
Rent	7,721	7,518
Sales returns allowance	12,826	10,950
Interest	7,524	7,664
Store closing reserves	1,041	2,020
Self insurance reserves	7,576	7,494
Advertising	13,935	5,118
Other	26,368	23,080
Accrued Liabilities	$186,820	$161,844

(10) Borrowings

Long-term debt and capital lease obligations consist of the following:

	January 28, 2012	January 29, 2011
	(in thousands)	
Credit facility term loan	$ —	$125,000
Senior notes	475,000	375,000
Capital lease agreements through August 2020	30,899	21,459
State bond facility	17,780	17,780
	523,679	539,239
Less current installments	(108,164)	(4,426)
Long-term debt and capital lease obligations, excluding current installments	$ 415,515	$534,813

As of January 28, 2012, the annual maturities of long-term debt and capital lease obligations over the next five years are $108.2 million, $9.0 million, $6.0 million, $104.1 million, and $1.3 million, respectively. The Company made interest payments of $30.5 million, $30.8 million and $33.4 million, of which $0.6 million, $0.2 million, and $0.5 million was capitalized into property and equipment during fiscal years 2012, 2011 and 2010, respectively.

The Company's borrowings consist primarily of a $350.0 million credit facility, $475.0 million in senior notes, and a $17.8 million state bond facility.

The credit facility, which matures in November 2015, allows for up to $250.0 million of outstanding letters of credit. The credit facility charges interest based upon certain Company financial ratios and the interest spread was calculated at January 28, 2012 using LIBOR plus 150 basis points, or 1.80%. The credit facility contains restrictive covenants including leverage and fixed charge coverage ratios. The Company's calculated leverage ratio dictates the LIBOR spread that will be charged on outstanding borrowings in the subsequent quarter. The leverage ratio is calculated by dividing adjusted debt, which is the sum of the Company's outstanding debt and rent expense multiplied by a factor of eight, by pre-tax income plus net interest expense and non-cash items, such as depreciation, amortization, and impairment expense. At January 28, 2012, the maximum leverage covenant ratio allowed under the credit facility was 4.0, and the calculated leverage ratio was 2.15. The Company was in compliance with all covenants as of January 28, 2012 and expects to remain in compliance with all debt covenants for the next twelve months and foreseeable future. As of January 28, 2012, the Company had $37.4 million of standby letters of credit outstanding under the credit facility, and availability under the credit facility was $312.6 million.

On January 25, 2012, the Company made a $125.0 million discretionary payment to extinguish the term loan outstanding under the credit facility, utilizing $25.0 million of cash on hand, and $100.0 million from 5.21% fixed rate, 10-year notes issued by the Company on January 25, 2012. In connection with the debt extinguishment, the Company expensed unamortized fees of $0.9 million related to the term loan and recognized this charge as a loss on extinguishment of debt in the consolidated statement of income.

The senior notes have restrictive covenants that are similar to the Company's credit facility, and had the following terms as of January 28, 2012:

Amount (in millions)	Type of Rate	Rate	Maturity Date
$ 80.0(a)	Variable	1.38%(b)	July 2012
20.0	Fixed	5.05%	July 2012
100.0	Fixed	5.31%	July 2015
125.0	Fixed	6.20%	August 2017
50.0	Fixed	5.70%	November 2020
100.0	Fixed	5.21%	January 2022
$475.0			

(a) The Company's exposure to derivative instruments was limited to one interest rate swap as of January 28, 2012, an $80.0 million notional amount swap, which has a fixed interest rate of 5.2% and expires in fiscal year 2013. It has been designated as a cash flow hedge against variability in future interest rate payments on the $80.0 million floating rate senior note.

(b) Stated variable interest rate is based on three-month LIBOR plus 80.0 basis points.

Additionally, the Company has a $17.8 million, 20-year variable rate, 0.20% at January 28, 2012, state bond facility which matures in October 2025.

The debt facilities place certain restrictions on mergers, consolidations, acquisitions, sales of assets, indebtedness, transactions with affiliates, leases, liens, investments, dividends and distributions, exchange and issuance of capital stock and guarantees, and require maintenance of minimum financial ratios, which include a leverage ratio, consolidated debt to consolidated capitalization ratio and a fixed charge coverage ratio. These ratios are calculated exclusive of non-cash charges, such as fixed asset, goodwill and other intangible asset impairments.

The Company utilizes derivative financial instruments (interest rate swap agreements) to manage the interest rate risk associated with its borrowings. The Company has not historically traded, and does not anticipate prospectively trading, in derivatives. These swap agreements are used to reduce the potential impact of increases in interest rates on variable rate debt. The difference between the fixed rate leg and the variable rate leg of the swap, to be paid or received, is accrued and recognized as an adjustment to interest expense. Additionally, the change in the fair value of a swap designated as a cash flow hedge is marked to market through accumulated other comprehensive income.

(11) Retirement Obligations and Other Noncurrent Liabilities

Retirement obligations and other noncurrent liabilities are comprised of the following:

	January 28, 2012	January 29, 2011
	(in thousands)	
Pension liability	$ 96,343	$ 99,343
Deferred compensation plans	32,297	32,241
Post-retirement benefits	22,806	20,458
Supplemental executive retirement plans	25,941	24,033
Deferred gain on sale/leaseback	20,811	23,440
Unfavorable lease liability	16,078	18,015
Deferred rent	29,751	28,621
Self-insurance reserves	12,363	11,170
Developer incentive liability	9,615	9,008
Income tax reserves	22,017	19,120
Other noncurrent liabilities	14,773	14,115
Retirement obligations and other noncurrent liabilities	$302,795	$299,564

(12) Leases

The Company leases some of its stores, warehouse facilities and equipment. The majority of these leases will expire over the next 15 years. The leases usually contain renewal options at the lessee's discretion and provide for payment by the lessee of real estate taxes and other expenses and, in certain instances, contingent rentals determined on the basis of a percentage of sales in excess of stipulated minimums.

Future minimum lease payments under non-cancelable leases, net of future minimum sublease rental income under non-cancelable subleases, as of January 28, 2012 were as follows:

Fiscal Year	Capital	Operating
	(in thousands)	
2013	$ 9,794	$ 71,469
2014	10,058	65,265
2015	6,684	57,842
2016	4,441	48,424
2017	1,589	41,248
After 2017	2,613	244,690
Total	35,179	528,938
Less sublease rental income	—	(10,164)
Net rentals	35,179	$518,774
Less imputed interest	(4,280)	
Present value of minimum lease payments	30,899	
Less current portion	(8,164)	
Noncurrent portion of the present value of minimum lease payments	$22,735	

Sublease rental income primarily relates to the portion of the Company's headquarters building located in Charlotte, NC that was sold and leased back by the Company during fiscal year 2008, a portion of which was subsequently subleased by the Company to other third parties.

Net rental expense for all operating leases consists of the following:

	Fiscal Year Ended		
	January 28, 2012	January 29, 2011	January 30, 2010
		(in thousands)	
Buildings:			
Minimum rentals	$73,102	$74,141	$76,218
Contingent rentals	3,844	3,239	2,614
Sublease rental income	(2,144)	(2,326)	(2,383)
Equipment	1,773	1,988	2,133
Total net rental expense	$76,575	$77,042	$78,582

(13) Income Taxes

Federal and state income tax expense (benefit) was as follows:

	Fiscal Year Ended		
	January 28, 2012	January 29, 2011	January 30, 2010
		(in thousands)	
Current:			
Federal	$ 28,413	$32,758	$36,438
State	8,079	2,032	3,598
	36,492	34,790	40,036
Deferred:			
Federal	58,274	29,792	(9,437)
State	(7,584)	3,661	(545)
Valuation allowance release	(20,232)	—	—
	30,458	33,453	(9,982)
Income taxes	$ 66,950	$68,243	$30,054

A reconciliation between income taxes and income tax expense computed using the federal statutory income tax rate of 35% is as follows:

	Fiscal Year Ended		
	January 28, 2012	January 29, 2011	January 30, 2010
		(in thousands)	
Income tax at the statutory federal rate	$ 87,534	$68,555	$34,016
State income taxes, net of federal	3,195	3,930	744
Increase in cash surrender value of officers' life insurance	(4,624)	(4,178)	(4,619)
Net increase (decrease) in uncertain tax positions	1,285	(485)	735
Change in valuation allowances for prior years	(20,232)	—	—
Other	(208)	421	(822)
Income taxes	$ 66,950	$68,243	$30,054

Deferred taxes based upon differences between the financial statement and tax bases of assets and liabilities and available tax carryforwards consist of:

	January 28, 2012	January 29, 2011
	(in thousands)	
Deferred tax assets:		
Prepaid pension costs	$ 34,372	$ 24,517
Benefit plan costs	33,862	31,740
Store closing and other reserves	22,696	20,620
Inventory capitalization	6,669	6,123
Tax carryovers	15,129	14,308
Interest rate swaps	628	2,007
Prepaid rent	11,304	10,995
Goodwill	49,515	55,384
Intangibles	6,684	12,451
Other	10,732	8,909
Gross deferred tax assets	191,591	187,054
Less valuation allowance	(390)	(20,996)
Deferred tax assets, net of valuation allowance	191,201	166,058
Deferred tax liabilities		
Property and equipment	75,523	52,716
Intangibles	4,615	6,495
Inventory	53,571	42,597
Other	2,028	328
Gross deferred tax liabilities	135,737	102,136
Net deferred tax assets	$ 55,464	$ 63,922

Due to economic conditions in prior years, the Company believed that it was more likely than not that the benefit from state net operating loss and credit carryforwards, and net deferred tax assets for state income tax purposes, would not be realized, and established a valuation allowance on these deferred tax assets in fiscal year

2009. Based upon operating results over recent years, as well as an assessment of expected future results of operations during the quarter ended January 28, 2012, it was determined that it is more likely than not that certain deferred tax assets will be utilized. As a result, the majority of our valuation allowance was released, recognizing a tax benefit of $20.2 million. The release of the valuation allowance was determined in accordance with the provisions of ASC 740, "Income Taxes," which require an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable.

The analysis performed to assess the realizability of the state deferred tax asset included an evaluation, as of January 28, 2012, of the level of historical pre-tax income for the affected subsidiaries, after adjustment for non-recurring items, in recent years; the pattern and timing of the reversals of temporary differences and the length of carryback and carryforward periods available under the applicable state laws; and the amount and timing of future taxable income. This analysis indicated it is more likely than not that the deferred tax asset recorded will be realized.

The valuation allowance was $21.0 million at January 29, 2011. The $21.0 million beginning of year balance was reduced by the release of $20.2 million, with the remaining $0.4 million relating to expired net operating losses and other items recorded as a reduction of income tax expense.

As of January 28, 2012, the Company has net operating loss carryforwards for state income tax purposes of $323.2 million. The state carryforwards expire at various intervals through fiscal year 2033 but primarily in fiscal years 2024 through 2028. The Company also has state job credits of $1.2 million, which are available to offset future taxable income, in the applicable states, if any. These credits expire between fiscal years 2016 and 2023. In addition, the Company has alternative minimum tax net operating loss carryforwards of $0.9 million which are available to reduce future alternative minimum taxable income, and are not subject to expiration.

The state net operating loss carryforwards from filed returns included uncertain tax positions taken in prior years. State net operating loss carryforwards as shown on the Company's tax returns are larger than the state net operating losses for which a deferred tax asset is recognized for financial statement purposes.

As of January 28, 2012, the total gross unrecognized tax benefit was $22.8 million. Of this total, $4.8 million represents the amount of unrecognized tax benefits (net of the federal benefit on state issues) that, if recognized, would favorably affect the effective income tax rate in a future period. A reconciliation of the beginning and ending amount of total unrecognized tax benefits is as follows:

	January 28, 2012	January 29, 2011
	(in thousands)	
Balance, beginning of year	$23,575	$18,958
Additions for tax positions from prior years	364	1,245
Reductions for tax positions from prior years	(4,637)	(227)
Additions for tax positions related to the current year	3,454	3,599
Balance, end of year	$22,756	$23,575

The Company reports interest related to unrecognized tax benefits in interest expense, and penalties related to unrecognized tax benefits in income tax expense. Total accrued interest and penalties for unrecognized tax benefits (net of tax benefit) as of January 28, 2012 was $1.6 million, after recognition of a $0.5 million benefit during fiscal year 2012.

The Company is subject to U.S. federal income tax as well as income tax of multiple state jurisdictions. The Company has concluded all U.S. federal income tax matters with the IRS for tax years through 2007 and is currently under audit for tax years 2008 and 2009. All material state and local income tax matters have been concluded for tax years through 2005.

At this time, the Company does not expect a material change to its gross unrecognized tax benefit over the next 12 months.

(14) Pension, SERP and Postretirement Benefits

The Company has a defined benefit pension plan, the Belk Pension Plan, which prior to fiscal year 2010 had been partially frozen and closed to new participants. Pension benefits were suspended for fiscal year 2010, and effective December 31, 2009, the Pension Plan was frozen for those remaining participants whose benefits were not previously frozen.

The Company has a non-qualified defined benefit Supplemental Executive Retirement Plan, ("Old SERP"), which provides retirement and death benefits to certain qualified executives. Old SERP has been closed to new executives and has been replaced by the 2004 Supplemental Executive Retirement Plan ("2004 SERP"), a non-qualified defined contribution plan.

The Company also provides postretirement medical and life insurance benefits to certain employees, and was closed to new participants in 2002. The Company accounts for postretirement benefits by recognizing the cost of these benefits over an employee's estimated term of service with the Company, in accordance with ASC 715, "Compensation — Retirement Benefits."

The change in the projected benefit obligation, change in plan assets, funded status, amounts recognized and unrecognized, net periodic benefit cost and actuarial assumptions are as follows:

	Pension Benefits		Old SERP Benefits		Postretirement Benefits	
	January 28, 2012	January 29, 2011	January 28, 2012	January 29, 2011	January 28, 2012	January 29, 2011
	(in thousands)					
Change in projected benefit obligation:						
Benefit obligation at beginning of year	$477,167	$466,741	$ 11,805	$ 11,352	$ 23,035	$ 24,808
Service cost	—	—	103	73	106	150
Interest cost	25,492	26,069	620	618	1,201	1,360
Actuarial (gains) losses	74,827	11,347	1,986	1,117	3,934	(651)
Benefits paid	(28,055)	(26,990)	(1,325)	(1,355)	(2,648)	(2,632)
Benefit obligation at end of year	549,431	477,167	13,189	11,805	25,628	23,035
Change in plan assets:						
Fair value of plan assets at beginning of year	377,824	294,078	—	—	—	—
Actual return on plan assets	44,319	51,736	—	—	—	—
Contributions to plan	59,000	59,000	1,325	1,355	2,648	2,632
Benefits paid	(28,055)	(26,990)	(1,325)	(1,355)	(2,648)	(2,632)
Fair value of plan assets at end of year	453,088	377,824	—	—	—	—
Funded Status	(96,343)	(99,343)	(13,189)	(11,805)	(25,628)	(23,035)
Unrecognized net transition obligation	—	—	—	—	196	456
Unrecognized net loss	269,377	218,670	4,290	2,560	3,807	(263)
Net prepaid (accrued)	$173,034	$119,327	$ (8,899)	$ (9,245)	$(21,625)	$(22,842)

Actuarial gains and losses are generally amortized over the average remaining service life of the Company's active employees. Due to the pension plan freeze in the third quarter of fiscal year 2010, the Company began using the average remaining life of the participants in the pension plan rather than the average remaining service life of the Company's active employees.

Amounts recognized in the consolidated balance sheets consist of the following:

	Pension Benefits		Old SERP Benefits		Postretirement Benefits	
	January 28, 2012	January 29, 2011	January 28, 2012	January 29, 2011	January 28, 2012	January 29, 2011
	(in thousands)					
Accrued liabilities	$ —	$ —	$ 1,268	$ 1,230	$ 2,825	$ 2,579
Deferred income tax assets	101,231	82,342	1,522	873	1,547	133
Retirement obligations and other noncurrent liabilities	96,343	99,343	11,921	10,575	22,806	20,458
Accumulated other comprehensive loss	(168,146)	(136,328)	(2,768)	(1,687)	(2,459)	(62)

	Pension Benefits		Old SERP Plan		Postretirement Benefits	
	January 28, 2012	January 29, 2011	January 28, 2012	January 29, 2011	January 28, 2012	January 29, 2011
	(in thousands)					
Obligation and funded status at January 28, 2012 and January 29, 2011, respectively:						
Projected benefit obligation	$549,431	$477,167	$13,189	$11,805	$25,628	$23,035
Accumulated benefit obligation	549,431	477,167	11,969	10,861	N/A	N/A
Fair value of plan assets	453,088	377,824	—	—	—	—

Amounts recognized in accumulated other comprehensive loss consist of:

	Pension Benefits		Old SERP Benefits		Postretirement Benefits	
	January 28, 2012	January 29, 2011	January 28, 2012	January 29, 2011	January 28, 2012	January 29, 2011
	(in thousands)					
Net actuarial loss	$(168,146)	$(136,328)	$(2,768)	$(1,687)	$(2,351)	$ 210
Transition obligation	—	—	—	—	(108)	(272)
	$(168,146)	$(136,328)	$(2,768)	$(1,687)	$(2,459)	$ (62)

Activity related to plan assets and benefit obligations recognized in accumulated other comprehensive loss are as follows:

	Pension Benefits		Old SERP Benefits		Postretirement Benefits	
	January 28, 2012	January 29, 2011	January 28, 2012	January 29, 2011	January 28, 2012	January 29, 2011
	(in thousands)					
Adjustment to minimum liability	$(36,755)	$ 9,236	$(1,242)	$(734)	$(2,474)	$426
Amortization of unrecognized items:						
Net transition obligation	—	—	—	—	164	171
Net losses	4,937	4,563	161	95	(87)	(19)
	$(31,818)	$13,799	$(1,081)	$(639)	$(2,397)	$578

The weighted-average assumptions used to determine benefit obligations at the January 28, 2012 and January 29, 2011 measurement dates were as follows:

	Pension Plan		Old SERP Plan		Postretirement Plan	
	Measurement Date		Measurement Date		Measurement Date	
	1/28/2012	1/29/2011	1/28/2012	1/29/2011	1/28/2012	1/29/2011
Discount rates	4.375%	5.500%	4.375%	5.500%	4.375%	5.500%
Rates of compensation increase	N/A	N/A	4.0	4.0	N/A	N/A

The following weighted-average assumptions were used to determine net periodic benefit cost for the fiscal years shown:

	Pension Plan			Old SERP Plan			Postretirement Plan		
	January 28, 2012	January 29, 2011	January 30, 2010	January 28, 2012	January 29, 2011	January 30, 2010	January 28, 2012	January 29, 2011	January 30, 2010
Discount rates	5.500%	5.750%	6.375%	5.500%	5.750%	6.375%	5.500%	5.750%	6.375%
Rates of compensation increase	N/A	N/A	4.0	4.0	4.0	4.0	N/A	N/A	N/A
Return on plan assets	7.50%	8.00%	8.00%	N/A	N/A	N/A	N/A	N/A	N/A

The Company developed the discount rate by matching the projected future cash flows of the plan to a modeled yield curve consisting of over 500 Aa-graded, noncallable bonds. Based on this analysis, management selected a 5.50% discount rate, which represented the calculated yield curve rate rounded up to the nearest quarter point. The pension plan's expected return assumption is based on the weighted average aggregate long-term expected returns of various actively managed asset classes corresponding to the plan's asset allocation. The pension plan assets are allocated approximately 40% to mutual funds, 30% to fixed income securities, and 25% to equity securities, with the remaining assets allocated to private equity investments and cash.

For measurement purposes, an 8.0% annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for fiscal year 2012; the rate was assumed to decrease to 5.0% gradually over the next six years and remain at that level for fiscal years thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing or decreasing the assumed health care cost trend rates by one percentage point would increase or decrease the accumulated postretirement benefit obligation as of January 28, 2012 by $0.5 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended January 28, 2012 by less than $0.1 million.

The Company maintains policies for investment of pension plan assets. The policies set forth stated objectives and a structure for managing assets, which includes various asset classes and investment management styles that, in the aggregate, are expected to produce a sufficient level of diversification and investment return over time and provide for the availability of funds for benefits as they become due. The policies also provide guidelines for each investment portfolio that control the level of risk assumed in the portfolio and ensure that assets are managed in accordance with stated objectives. The policies set forth criteria to monitor and evaluate the performance results achieved by the investment managers. In addition, managing the relationship between plan assets and benefit obligations within the policy objectives is achieved through periodic asset and liability studies required by the policies.

The asset allocation for the pension plan is as follows:

	Target Allocation	Percentage of Plan Assets at Measurement Date January 28, 2012	January 29, 2011	January 30, 2010
Domestic equity securities	31-51%	43%	48%	50%
International equity securities	7-17%	12%	14%	12%
Fixed income	40-50%	43%	35%	34%
Private equity	0-5%	1%	2%	2%
Cash	0-5%	1%	1%	2%
Total	100%	100%	100%	100%

The Company uses a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets for identical assets and liabilities; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

As of January 28, 2012 and January 29, 2011, the pension plan assets were required to be measured at fair value. These assets included cash and cash equivalents, equity securities, fixed income securities, mutual funds, private equity funds and exchange traded limited partnership units. These categories can cross various asset allocation strategies as reflected in the preceding table.

Fair values of the pension plan assets were as follows:

Description	January 28, 2012	Fair Value Measurement at Reporting Date Using Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Outputs (Level 2)	Significant Unobservable Inputs (Level 3)	January 29, 2011	Fair Value Measurement at Reporting Date Using Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Outputs (Level 2)	Significant Unobservable Inputs (Level 3)
			(in thousands)				(in thousands)	
Cash and cash equivalents	$ 8,404	$ —	$ 8,404	$ —	$ 9,647	$ —	$ 9,647	$ —
Equity securities								
International companies	14,515	14,515	—	—	14,060	14,060	—	—
U.S. companies(a)	98,320	98,320	—	—	92,336	92,336	—	—
Fixed income securities								
Corporate bonds	36,544	—	36,544	—	20,335	—	20,335	—
Government securities	78,169	—	78,169	—	63,204	—	63,204	—
Mortgage backed securities	17,231	—	17,231	—	2,075	—	2,075	—
Municipal bonds	1,421	—	1,421	—	640	—	640	—
Mutual funds	193,578	53,126	140,452	—	169,720	53,620	116,100	—
Private equity	4,906	—	—	4,906	5,560	—	—	5,560
Exchange traded limited partnership units	—	—	—	—	247	247	—	—
Total assets measured at fair value	$453,088	$165,961	$282,221	$4,906	$377,824	$160,263	$212,001	$5,560

(a) The U.S. equity securities consist of large cap companies, mid cap companies and small cap companies of $62.8 million, $16.9 million and $18.6 million, respectively, in fiscal year 2012, and $56.3 million, $20.5 million and $15.5 million, respectively, in fiscal year 2011.

The pension plan cash equivalents, corporate bonds, government securities, mortgage backed securities, municipal bonds, and mutual funds of $8.4 million, $36.5 million, $78.2 million, $17.2 million, $1.4 million, and $140.5 million, respectively, in fiscal year 2012, and $9.6 million, $20.3 million, $63.2 million, $2.1 million, $0.6 million, and $116.1 million, respectively, in fiscal year 2011 have been classified as Level 2:

Cash equivalents and mutual funds — fair values of cash equivalents and mutual funds are largely provided by independent pricing services. Where independent pricing services provide fair values, the Company has obtained an understanding of the methods, models and inputs used in pricing, and has procedures in place to validate that amounts provided represent current fair values.

Investments in corporate bonds, municipal bonds and government securities — fair values of corporate bonds, municipal bonds, and government securities are valued based on a calculation using interest rate curves and credit spreads applied to the terms of the debt instruments (maturity and coupon interest rate) and consider the counterparty credit rating.

Mortgage backed securities — fair values of mortgage backed securities are based on external broker bids, where available, or are determined by discounting estimated cash flows.

The private equity pension plan investments are considered Level 3 assets as there is not an active market for identical assets from which to determine fair value or current market information about similar assets to use as observable inputs. The fair value of private equity investments is determined using pricing models, which requires significant management judgment.

The following table provides a reconciliation of the fiscal year 2012 and 2011 beginning and ending balances of the pension plan's private equity funds (Level 3):

(in thousands)	
Balance as of January 30, 2010	$ 5,640
Calls of private equity investments	476
Total gains realized/unrealized included in plan earnings	402
Distributions of private equity investments	(958)
Balance as of January 29, 2011	5,560
Calls of private equity investments	990
Total gains realized/unrealized included in plan earnings	36
Distributions of private equity investments	(1,680)
Balance as of January 28, 2012	$ 4,906

The Company expects to have the following benefit payments related to its pension, Old SERP and postretirement plans in the coming years:

Fiscal Year	Pension Plan	Old SERP Plan	Postretirement Plan
		(in thousands)	
2013	$ 28,654	$1,295	$ 2,886
2014	28,712	1,245	2,733
2015	28,777	1,198	2,503
2016	28,846	1,152	2,358
2017	28,947	1,108	2,290
2018 — 2022	149,926	6,095	10,333

The Company expects to contribute sufficient amounts to the pension plan so that the Pension Protection Act of 2006 guidelines are exceeded. The Company elected to contribute $59.0 million to its Pension Plan in both fiscal years 2012 and 2011. The Company expects to contribute $1.3 million and $2.1 million to its non-qualified defined benefit Supplemental Executive Retirement Plan and postretirement plan, respectively, in fiscal year 2013.

The components of net periodic benefit expense are as follows:

	Fiscal Year Ended								
	Pension Plan			Old SERP Plan			Postretirement Plan		
	January 28, 2012	January 29, 2011	January 30, 2010	January 28, 2012	January 29, 2011	January 30, 2010	January 28, 2012	January 29, 2011	January 30, 2010
	(in thousands)								
Service cost	$ —	$ —	$ —	$103	$ 73	$126	$ 107	$ 150	$ 133
Interest cost	25,492	26,069	26,433	620	618	629	1,201	1,360	1,624
Expected return on assets	(28,066)	(26,202)	(22,107)	—	—	—	—	—	—
Amortization of unrecognized items:									
Net transition obligation	—	—	—	—	—	—	262	262	262
Prior service cost	—	—	371	—	—	1	—	—	—
Net losses (gains)	7,867	7,010	11,806	256	144	—	(138)	(30)	39
Annual benefit expense	5,293	6,877	16,503	979	835	756	1,432	1,742	2,058
Curtailment (gain)/loss	—	—	2,719	—	—	—	—	—	—
Total expense	$ 5,293	$ 6,877	$ 19,222	$979	$835	$756	$1,432	$1,742	$2,058

The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic benefit cost in fiscal year 2013 are as follows:

	Pension Benefits	Old SERP Plan	Postretirement Benefits
		(in thousands)	
Amortization of actuarial loss (gain)	$11,367	$477	$430
Amortization of transition obligation	—	—	197
Total recognized from other comprehensive income	$11,367	$477	$627

(15) Other Employee Benefits

The Belk Employees' Health Care Plan provides medical and dental benefits to substantially all full-time employees. This plan for medical and dental benefits is administered through a 501 (c) (9) Trust. The Group Life Insurance Plan and The Belk Employees Short Term Disability Insurance Plan provide insurance to substantially all full-time employees and are fully insured through contracts issued by insurance companies. Expense recognized by the Company under these plans amounted to $48.6 million, $41.8 million and $45.2 million in fiscal years 2012, 2011 and 2010, respectively.

The Belk 401(k) Savings Plan, a defined contribution plan, provides benefits for substantially all employees. Effective February 1, 2009, the 401(k) Savings Plan was suspended for employer matching contributions. As of November 1, 2009, employer match contributions, following the adoption of the IRS Safe-Harbor principle, were reinstated for the plan. Employer match contributions are calculated at 100% of the first 4% of employees' contributions, plus 50% on the next 2% of employees' contributions, up to a total 5% employer match on eligible compensation. The cost of the plan was $8.2 million, $8.1 million and $2.4 million in fiscal years 2012, 2011 and 2010, respectively.

The Company has a non-qualified 401(k) Restoration Plan for highly compensated employees, as defined by the Employee Retirement Income Security Act ("ERISA"). The plan previously provided contributions to a participant's account ranging from 2% to 4.5% of eligible compensation to restore benefits limited in the qualified 401(k) plan. Effective February 1, 2009, employer contributions were suspended. As of January 1, 2010, the plan was changed to provide a contribution equal to 5% of a participant's compensation, except for those who are participants in the 2004 SERP plan, in excess of the limit set forth in Code section 401(a)(17), as adjusted. The Company accrues each participant's return on investment based on an asset investment model of their choice. The cost of the plan to the Company in fiscal years 2012, 2011 and 2010 was $0.2 million, $0.9 million and $1.3 million, respectively.

The 2004 SERP, a non-qualified defined contribution retirement benefit plan for certain qualified executives, previously provided annual contributions ranging from 7% to 11% of eligible compensation to the participants' accounts, which earned 5.7% interest during plan year beginning April 1, 2011. Effective February 1, 2009, employer contributions to the plan were suspended for plan year beginning April 1, 2009. Beginning with the April 1, 2010 plan year, the plan provided a contribution equal to 5% of a participant's compensation in excess of the limit set forth in Code section 401(a)(17), as adjusted. The contribution and interest costs charged to operations were $1.3 million, $1.2 million and $0.8 million in fiscal years 2012, 2011 and 2010, respectively.

Certain eligible employees participate in a non-qualified Deferred Compensation Plan ("DCP"). Participants in the DCP have elected to defer a portion of their regular compensation subject to certain limitations proscribed by the DCP. The Company is required to pay interest on the employees' deferred compensation at various rates that have historically been between 6% and 10%. Interest cost related to the plan and charged to interest expense was $4.0 million in fiscal years 2012, 2011 and 2010, respectively.

The Company has a Pension Restoration Plan, a non-qualified defined contribution plan. The plan provides benefits for certain officers, whose pension plan benefit accruals were frozen, that would have been otherwise grandfathered in their pension participation based on age and vesting. Effective January 1, 2009, the Company suspended accrual to this plan for one year and subsequently permanently froze future contributions as of December 31, 2009. Expense of $0.1 million was incurred for fiscal years 2012, 2011 and 2010, respectively, to provide benefits under this plan.

(16) Stock-Based Compensation

Under the Belk, Inc. 2010 Incentive Stock Plan (the "2010 Incentive Plan"), the Company is authorized to award up to 2.5 million shares of class B common stock for various types of equity incentives to key executives of the Company. The Company recognized compensation expense, net of tax, under the 2010 and 2000 Incentive Plans of $10.6 million, $6.7 million and $0.1 million for fiscal years 2012, 2011 and 2010, respectively.

Performance Based Stock Award Programs

The Company has a performance based stock award program (the "Long Term Incentive Plan" or "LTI Plan"), which the Company grants, under its 2010 Incentive Plan, stock awards to certain key executives. Shares awarded under the LTI Plan vary based on Company results versus specified performance targets and generally vest at the end of the performance period. Beginning with fiscal year 2009, the LTI Plan began using a one-year performance period and a two-year service period. One-half of any shares earned during the performance period will be issued after the end of the performance period with the remaining shares issued at the end of the service period.

LTI Plan compensation costs are computed using the fair value of the Company's stock on the grant date based on a third-party valuation and the estimated expected attainment of performance goals. The unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the LTI Plan was

$5.1 million and $4.9 million for fiscal years 2012 and 2011, respectively. There was no unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the LTI Plan for fiscal year 2010.

The weighted-average grant-date fair value of shares granted under the LTI Plans during fiscal years 2012 and 2011 was $33.70, and $26.00, respectively. There were no LTI Plan shares granted during fiscal year 2010. The total fair value of stock grants issued under the LTI Plans during fiscal year 2012 was $6.5 million. The fiscal year 2012 performance targets were met, however the plan does not vest until fiscal year 2013 and 2014. The fiscal year 2011 performance targets were met, and the plan vests in fiscal year 2012 and 2013. The fiscal year 2009 LTI performance targets were not met, therefore no stock grants vested in fiscal year 2010.

Activity under the LTI Plan during the year ended January 28, 2012 is as follows:

	Shares (in thousands)	Weighted-Average Grant Date Fair Value per Share
Non-vested at January 29, 2011	505	$ 26.00
Granted	282	33.70
Changes in Performance Estimates	78	33.70
Vested	(249)	26.00
Forfeited	(3)	29.93
Non-vested at January 28, 2012	613	$ 30.58

In fiscal year 2011, the Company established a performance-based long term incentive plan (the "Stretch Incentive Plan" or "SIP"), under its 2010 Incentive Plan, in which certain key executive officers are eligible to participate. The performance period began on the first day of the third quarter of fiscal year 2011 and ends on the last day of fiscal year 2013. The target award level for all eligible employees is set at one times target total cash compensation. Executives can earn up to a maximum of 150% of the target award for achievement equal to or greater than 110% of the cumulative earnings before interest and taxes goal and 103% of the sales goal. The SIP award will be denominated in cash and settled in shares of class B common stock. One-half of any SIP award earned will be granted after the end of the performance period; the balance of the award earned will be granted after the end of fiscal year 2014. The actual number of shares granted will be determined based on the Company's stock price on the date the shares are granted. The unrecognized compensation cost related to non-vested compensation arrangements granted under the SIP Plan was $7.1 million and $10.2 million in fiscal years 2012 and 2011, respectively.

The Company granted a service-based stock award to an associate in fiscal year 2011. The service-based award granted ten thousand shares in fiscal year 2011; five thousand were issued and vested in the second quarter of fiscal year 2011, and the remaining five thousand will be issued at the end of the service period, fiscal year 2014. The Company granted two service-based stock awards in fiscal year 2009. One service-based award had two vesting periods, and issued five thousand shares at the end of each service period. Because the associate was employed at April 1, 2010, a total of ten thousand shares was issued. The second service-based award granted approximately seven thousand shares in fiscal year 2009. This service-based award vested in fiscal year 2009. The weighted-average grant-date fair value of shares granted under the service-based plans during fiscal year 2011 was $26.00. The total fair value of service-based stock grants vested during fiscal years 2011 and 2010 was $0.3 million and $0.1 million, respectively. The unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the service-based plan as of January 28, 2012 was $0.1 million.

In fiscal year 2007, the Company established a five-year performance-based incentive stock plan for the Chief Financial Officer (the "CFO Incentive Plan"). Up to 11,765 shares were awarded under the plan at the end of each fiscal year if an annual Company performance goal was met. Performance goals were established annually for each of the five one-year performance periods, which resulted in five separate grant dates. The participant had the option to receive 30% of the award in cash (liability portion) at the end of each of the five one-year periods. The annual cash award was based on the number of shares earned during the annual period times the fair value of the Company's stock as of the fiscal year end. The amounts under the liability portion of the award vested ratably at the end of each fiscal year. The remaining 70% of the award (equity portion) was granted in the Company's stock. Shares granted under the equity portion vested at the end of the five-year period. The award also included a cumulative five-year look-back feature whereby previously unearned one-year awards were earned based on cumulative performance. The shares that were awarded based on the fiscal years 2011 and 2010 performance goal had a grant date fair value of $26.00 and $11.90, respectively. The total fair value of stock grants issued during fiscal year 2012 was $0.8 million. The CFO Incentive Plan resulted in compensation cost of $0.9 million and $0.1 million in fiscal years 2011 and 2010, respectively. The final share payout for the CFO Incentive Plan occurred in fiscal 2012.

(17) Purchase Obligations

Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Agreements that are cancelable without penalty have been excluded. Purchase obligations relate primarily to purchases of property and equipment, information technology contracts, maintenance agreements and advertising contracts.

The annual amount and due dates of purchase obligations as of January 28, 2012 are $71.7 million due within one year, $55.3 million due within one to three years, and $11.9 million due within three to five years.

(18) Earnings Per Share

Basic earnings per share ("EPS") is computed by dividing net income by the weighted-average number of shares of common stock outstanding for the period. The diluted EPS calculation includes the effect of contingently issuable stock-based compensation awards with performance vesting conditions as being outstanding at the beginning of the period in which all vesting conditions are met.

If all necessary conditions have not been satisfied by the end of the period, the contingently issuable shares included in diluted EPS are based on the number of dilutive shares that would be issuable at the end of the contingency period. Contingently-issuable non-vested share awards are included in the diluted EPS calculation as of the beginning of the period (or as of the date of the contingent share agreement, if later).

The reconciliation of basic and diluted shares for fiscal years 2012, 2011, and 2010 is as follows:

	January 28, 2012	January 29, 2011	January 30, 2010
Basic Shares	45,355,941	46,921,875	48,450,401
Dilutive contingently-issuable non-vested share awards	192,125	83,840	—
Dilutive contingently-issuable vested share awards	31,921	5,818	2,059
Diluted Shares	45,579,987	47,011,533	48,452,460

(19) Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. The Company uses a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets for identical assets and liabilities; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. As of January 28, 2012 and January 29, 2011, the Company held company-owned life insurance and an interest rate swap measured at fair value on a recurring basis.

The Company has equity and fixed income investments related to its company-owned life insurance. The fair value of the investments is the estimated amount that the Company would receive if the policy was terminated, taking into consideration the current credit worthiness of the insurer. The fair value of the company-owned life insurance is determined by inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Additionally, the change in the fair value of the company-owned life insurance is marked to market through income.

The Company has entered into interest rate swap agreements with financial institutions to manage the exposure to changes in interest rates. The fair value of interest rate swap agreements is the estimated amount that the Company would pay or receive to terminate the swap agreement, taking into account the current credit worthiness of the swap counterparties. The fair values of swap contracts are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. The Company has consistently applied these valuation techniques in all periods presented. Additionally, the change in the fair value of a swap designated as a cash flow hedge is marked to market through accumulated other comprehensive income.

The Company's assets and liabilities measured at fair value on a recurring basis at January 28, 2012 and January 29, 2011, respectively, were as follows:

	Fair Value at January 28, 2012				Fair Value at January 29, 2011			
Description	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in thousands)							
Assets measured at fair value								
Company-owned life insurance(a)	$—	$15,884	$—	$15,884	$—	$15,678	$—	$15,678
Liabilities measured at fair value								
Interest rate swap liability(b)	$—	$ 1,685	$—	$ 1,685	$—	$ 5,388	$—	$ 5,388

(a) Amounts are presented net of loans that are secured by some of these policies of $137.3 million and $132.2 million at January 28, 2012 and January 29, 2011, respectively.

(b) As of July 30, 2011, the underlying $80.0 million floating rate senior note became current. Therefore, the interest rate swap liability was reclassified to accrued liabilities in the current liabilities section as presented in the consolidated balance sheet.

Certain long-lived assets are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments only in certain circumstances (for example, when there is evidence of impairment). The fair value measurements related to long-lived assets are determined using expected future cash flow analyses. The Company classifies these measurements as Level 3.

	Property and Equipment (in thousands)
Measured as of January 28, 2012:	
Carrying amount	$ 1,537
Fair value measurement	1,178
Impairment charge recognized	$ (359)
Measured as of January 29, 2011:	
Carrying amount	$ 6,828
Fair value measurement	950
Impairment charge recognized	$ (5,878)
Measured as of January 30, 2010:	
Carrying amount	$ 48,567
Fair value measurement	10,052
Impairment charge recognized	$(38,515)

The following table presents the carrying amounts and estimated fair values of financial instruments not measured at fair value in the consolidated balance sheets. These included the Company's auction rate security and fixed rate long-term debt.

	January 28, 2012		January 29, 2011	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in thousands)			
Financial assets				
Auction rate security	$ —	$ —	$ 6,150	$ 6,150
Financial liabilities				
Long-term debt (excluding capitalized leases)	$492,780	$527,735	$517,780	$520,036

As of January 29, 2011, the par value of the ARS was $6.2 million and the estimated fair value was $6.2 million based on the amount received in the first quarter of fiscal year 2012. The fair value of the Company's fixed rate long-term debt is estimated based on the current rates offered to the Company for debt of the same remaining maturities.

(20) Stockholders' Equity

Authorized capital stock of Belk, Inc. includes 200 million shares of Class A common stock, 200 million shares of Class B common stock and 20 million shares of preferred stock, all with par value of $0.01 per share. At January 28, 2012, there were 44,051,539 shares of Class A common stock outstanding, 864,810 shares of Class B common stock outstanding, and no shares of preferred stock outstanding.

Class A shares are convertible into Class B shares on a 1 for 1 basis, in whole or in part, at any time at the option of the holder. Class A and Class B shares are identical in all respects, with the exception that Class A stockholders are entitled to 10 votes per share and Class B stockholders are entitled to one vote per share. There are restrictions on transfers of Class A shares to any person other than a Class A permitted holder. Each Class A share transferred to a non-Class A permitted holder automatically converts into one share of Class B.

On March 28, 2012, the Company declared a regular dividend of $0.75 on each share of the Class A and Class B Common Stock outstanding on that date. On March 30, 2011, the Company declared a regular dividend of $0.55, and on April 1, 2010, the Company declared a regular dividend of $0.40 and a special one-time additional dividend of $0.40 on each share of the Class A and Class B Common Stock outstanding on those dates.

On March 28, 2012, the Company's Board of Directors approved a self-tender offer to purchase up to 2,450,000 shares of common stock at a price of $40.80 per share. On March 30, 2011, the Company's Board of Directors approved a self-tender offer to purchase up to 2,200,000 shares of common stock at a price of $33.70 per share. The tender offer was initiated on April 18, 2011 and completed on May 16, 2011 when the Company accepted for purchase 1,353,607 shares of Class A and 278,335 shares of Class B common stock for $55.0 million.

(21) Selected Quarterly Financial Data (unaudited)

The following table summarizes the Company's unaudited quarterly results of operations for fiscal years 2012 and 2011:

	Three Months Ended			
	January 28, 2012	October 29, 2011	July 30, 2011	April 30, 2011
	(in thousands, except per share amounts)			
Revenues	$1,228,538	$790,690	$831,777	$848,587
Gross profit(1)	430,093	245,117	276,666	286,201
Net income	125,670	595	25,015	31,868
Basic income per share	2.80	0.01	0.55	0.69
Diluted income per share	2.78	0.01	0.55	0.68

	Three Months Ended			
	January 29, 2011	October 30, 2010	July 31, 2010	May 1, 2010
	(in thousands, except per share amounts)			
Revenues	$1,175,109	$746,556	$787,697	$803,913
Gross profit(1)	405,997	230,749	255,631	267,362
Net income (loss)	95,075	(4,239)	12,449	24,343
Basic income (loss) per share	2.05	(0.09)	0.27	0.50
Diluted income (loss) per share	2.04	(0.09)	0.27	0.50

(1) Gross profit represents revenues less cost of goods sold (including occupancy, distribution and buying expenses).

Per share amounts are computed independently for each of the quarters presented. The sum of the quarters may not equal the total year amount due to the impact of changes in average quarterly shares outstanding.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Belk, Inc.:

We have audited the accompanying consolidated balance sheets of Belk, Inc. and subsidiaries as of January 28, 2012 and January 29, 2011, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended January 28, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Belk, Inc. and subsidiaries as of January 28, 2012 and January 29, 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended January 28, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Belk, Inc.'s internal control over financial reporting as of January 28, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 10, 2012, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Charlotte, North Carolina
April 10, 2012

THIS REPORT CONTAINS FORWARD-LOOKING STATEMENTS

Certain statements made in this report, and other written or oral statements made by or on behalf of the Company, may constitute "forward-looking statements" within the meaning of the federal securities laws. Statements regarding future events and developments and the Company's future performance, as well as our expectations, beliefs, plans, estimates or projections relating to the future, are forward-looking statements within the meaning of these laws. You can identify these forward-looking statements through our use of words such as "may," "will," "intend," "project," "expect," "anticipate," "believe," "estimate," "continue" or other similar words.

Forward-looking statements include information concerning possible or assumed future results from merchandising, marketing and advertising in our stores and through the Internet, general economic conditions, the success of our re-branding and our ability to be competitive in the retail industry, our ability to execute profitability and efficiency strategies, our ability to execute growth strategies, anticipated benefits from our strategic initiatives to strengthen our merchandising and planning organizations, anticipated benefits from our belk.com website and our eCommerce fulfillment center, the expected benefit of new systems and technology, anticipated benefits from our acquisitions and the anticipated benefit under our Program Agreement with GE. These forward-looking statements are subject to certain risks and uncertainties that may cause our actual results to differ significantly from the results we discuss in such forward-looking statements.

We believe that these forward-looking statements are reasonable. However, you should not place undue reliance on such statements. Any such forward-looking statements are qualified by the following important risk factors and other risks which may be disclosed from time to time in our filings that could cause actual results to differ materially from those predicted by the forward-looking statements. Forward-looking statements relate to the date initially made, and we undertake no obligation to update them.

Risks and uncertainties that might cause our results to differ from those we project in our forward-looking statements include, but are not limited to:

- Economic, political and business conditions, nationally and in our market areas, including rates of economic growth, interest rates, inflation or deflation, consumer credit availability, levels of consumer debt and bankruptcies, tax rates and policy, unemployment trends, a health pandemic, catastrophic events, potential acts of terrorism and threats of such acts and other matters that influence consumer confidence and spending;
- Our ability to anticipate the demands of our customers for a wide variety of merchandise and services, including our predictions about the merchandise mix, quality, style, service, convenience and credit availability of our customers;
- Unseasonable and extreme weather conditions in our market areas;
- Seasonal fluctuations in quarterly net income due to the significant portion of our revenues generated during the holiday season in the fourth fiscal quarter and the significant amount of inventory we carry during that time;
- Competition from other department and specialty stores and other retailers, including luxury goods retailers, general merchandise stores, Internet retailers, mail order retailers and off-price and discount stores, in the areas of price, merchandise mix, quality, style, service, convenience, credit availability and advertising;
- Our ability to effectively use advertising, marketing and promotional campaigns to generate high customer traffic in our stores and, to a lesser degree, through online sales;
- Variations in the amount of vendor allowances;
- Our ability to operate successfully our belk.com website, enhance our information technology systems, operate successfully our fulfillment facilities and manage our social community engagement;
- Our ability to manage multiple significant change initiatives simultaneously;

- Our ability to find qualified vendors from which to source our merchandise and our ability to access products in a timely and efficient manner from a wide variety of domestic and international vendors;
- Increases in the price of merchandise, raw materials, fuel and labor or their reduced availability;
- The income we receive from, and the timing of receipt of, payments from GE, the operator of our private label credit card business, which depends upon the amount of purchases made through the proprietary credit cards, the level of finance charge income generated from the credit card portfolio, the number of new accounts generated, changes in customers' credit card use, and GE's ability to extend credit to our customers;
- Our ability to manage our expense structure;
- Our ability to continue to open new stores, or to remodel or expand existing stores, including the availability of existing retail stores or store sites on acceptable terms and our ability to successfully execute the Company's retailing concept in new markets and geographic regions;
- The customer response to our re-branding initiative;
- The efficient and effective operation of our distribution network and information systems to manage sales, distribution, merchandise planning and allocation functions;
- Our ability to prevent a security breach that results in the unauthorized disclosure of company, employee or customer information;
- The effectiveness of third parties in managing our outsourced business;
- Loss of qualified employees or an inability to attract, retain and motivate additional highly skilled employees;
- Changes in federal, state or local laws and regulations;
- Our ability to comply with debt covenants, which could adversely affect our capital resources, financial condition and liquidity; and
- Our ability to realize the planned efficiencies from our acquisitions and effectively integrate and operate the acquired stores and businesses, including our fiscal year 2007 acquisition of Parisian stores and our fiscal year 2007 acquisition of the assets of Migerobe and commencement of our owned fine jewelry business.

For a detailed description of the risks and uncertainties that might cause our results to differ from those we project in our forward-looking statements, we refer you to the section captioned "Risk Factors" in our annual report on Form 10-K for the fiscal year ended January 28, 2012 that we filed with the SEC on April 10, 2012. Our other filings with the SEC may contain additional information concerning the risks and uncertainties listed above, and other factors you may wish to consider. Upon request, we will provide copies of these filings to you free of charge.

belk®

MODERN. SOUTHERN. STYLE.

stockholder *information*

CORPORATE HEADQUARTERS

Belk, Inc.
2801 West Tyvola Road
Charlotte, North Carolina 28217
Telephone: (704) 357-1000

AUDITORS

KPMG LLP
550 South Tryon Street, Suite 3200
Charlotte, North Carolina 28202
Telephone: (704) 335-5300

TRANSFER AGENT

Belk Stores Services, Inc.
Telephone: (704) 357-1000

GENERAL COUNSEL

Ralph A. Pitts
2801 West Tyvola Road
Charlotte, North Carolina 28217
Telephone: (704) 357-1000

ADDITIONAL INFORMATION

Analysts, investors and others seeking financial data, as well as news media representatives and other persons seeking general information about the Company, should contact Ralph A. Pitts at the address and telephone number set forth above.

ANNUAL REPORT ON FORM 10-K

Copies of the Company's annual report on Form 10-K filed with the SEC will be furnished without charge to stockholders upon written request to Ralph A. Pitts at the address set forth above.

ANNUAL MEETING

The Company will hold its Annual Stockholders Meeting at 11:00 a.m., local time, on May 30, 2012, at the Mint Museum UPTOWN, 500 S. Tryon Street, Charlotte, North Carolina.

QUARTERLY STOCK PRICE INFORMATION AND STOCKHOLDERS OF RECORD

In fiscal year 2012, there was no established trading market for either the Class A Common Stock or the Class B Common Stock. There were limited and sporadic quotations of bid and ask prices for the Class A Common Stock and the Class B Common Stock on the Over the Counter Bulletin Board and on the OTC Market, in the OTCQB Tier (formerly known as the "Pink Sheets"), under the symbols "BLKIA" and "BLKIB," respectively. As of April 2, 2012, Belk, Inc. had approximately 547 stockholders of record of 44,050,389 shares of Class A Common Stock outstanding and 274 stockholders of record of 1,147,313 shares of Class B Common Stock outstanding.

DIVIDENDS

On March 28, 2012, the Company declared a regular dividend of $0.75 on each outstanding share of the Class A and Class B Common Stock. The amount of dividends paid with respect to fiscal year 2013 and each subsequent year will be determined at the sole discretion of the Board of Directors based upon the Company's results of operations, financial condition, cash requirements and other factors deemed relevant by the Board of Directors.

belk®

MODERN. SOUTHERN. STYLE.



2801 West Tyvola Road
Charlotte, North Carolina 28217
704-357-1000
www.belk.com